SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Annual Report

2016

Contents

Introduction	03
Corporate profile	16
Strategy and vision of the future	37
Operating performance	56
Economic and financial performance	75
Environmental performance	82
Social performance	99
GRI Content Index	115
Assurance Report	127
Credits	130

Introduction

The challenge is: innovation

Apparently simple ideas can bring great results. But how to promote continuous improvement in processes, providing reduction of losses and costs?

At the Internal Improvement Case Seminar, held at the Tucuruí plant, in Pará, employees of Eletrobras Eletronorte's Hydraulic Generation Superintendence register and present works in which they seek to improve their day-to-day processes in the company, using innovative solutions.

Creativity seems to be endless: counting 16 years of seminar, with dozens of works registered in each edition. The ideas are presented to managers, evaluators and colleagues, with extra care to the crowd, in a true celebration of the culture of innovation.

ABOUT THIS PUBLICATION

G4-24; G4-25; G4-26; G4-27; G4-28; G4-32; G4-33

In order to maintain the transparency of its operations, Eletrobras publishes its new Annual Report, in accordance with the guidelines of the Global Reporting Initiative (GRI, version G4), the Global Compact Principles, the Sustainable Development Goals (SDGs).

This report covers the guidelines, management and performance of economic, social and environmental aspects, between January 1 and December 31, 2016, of Eletrobras and its subsidiaries, except for Celg Distribuição (Celg-D), which is presented only in sector indicators, in the Operating Performance chapter.

Eletrobras has chosen to prepare this report “in accordance” with the GRI G4 guidelines Core option. KPMG Brasil provided external assurance in accordance with Rule NBC TO 3000 of the Brazilian Federal Accounting Council (CFC), and the International Standard on Assurance Engagements (ISAE 3000) of the International Auditing and Assurance Standards Board. Profile items (strategy, profile and governance), and sustainability performance indicators are externally assured.

Stakeholder engagement

Eletrobras maintains a continual dialogue with stakeholders, defined as persons or groups of people that somehow impact or are impacted by its activities.

Eletrobras’ Stakeholders

The process for the Eletrobras companies to identify and select stakeholders is aligned with the company’s business strategy and with the Eletrobras Companies’ Code of Ethics and Conduct. Likewise, all subsidiaries are committed to sustainable development, favoring the dialogue with and engagement of stakeholders, according to the Eletrobras Companies Stakeholder Engagement and Communication Policy. In order to maintain the transparency of its operations, Eletrobras has specific channels and actions in place for each stakeholder type.

In order to improve even more its stakeholder communication, in January 2017 the company introduced its IR Ombudsman, which is an important Investor Relations tool to strengthen corporate governance and improve internal processes. The channel is exclusive for consultation, suggestions, complaints, and compliments regarding the capital markets, and is available on Eletrobras’ IR website.

The company also surveys its stakeholders to identify the most material aspects relative to its companies, using mechanisms that include a climate survey, Ombudsman channels, the institutional website, a direct survey with suppliers and investors, in addition to interactive channels like Twitter and Facebook.  The results are considered for strategic planning, so that the business conduct meets the expectations of stakeholders.

In 2016, Eletrobras analyzed the demands received through these communication channels, and made an online survey with stakeholders in order to consolidate the most relevant themes.

A new resource was added to Eletrobras’ communication with internal stakeholders in 2016: The “Leadership Minute” (Minuto de Liderança, in Portuguese), broadcast by TV Eletrobras, is a series of short videos for employees where the top management talks about themes that are strategic for the company’s future. The series was first aired on December 1, when the holding implemented its new organizational structure. In the first video, CEO Wilson Ferreira Junior spoke about the importance of that change for the company’s sustainability.

Materiality

G4-18; G4-19; G4-20; G4-21; G4-23

For the Annual Report 2016, Eletrobras conducted a new materiality process to map the key topics of interest for stakeholders. The work was based on the following activities:

•         Analysis of the results of the Stakeholders Survey carried out by all Eletrobras companies;

•         Analysis of the data provided by relationship channels: Ombudsman, Social Networks (Facebook, and Twitter);

•         Meeting with Suppliers;

•         Investor Relations;

•         Media Report Analysis;

•         Review of the fines received in the reporting period; and

•         Workshop organized with sustainability specialists from all Eletrobras companies.

After completing these stages, the company found 13 relevant topics, which were then validated by the Board of Directors, and guided the selection of GRI indicators to be answered in the report. The topics are presented below:

Limits of impacts of relevant themes

Themes	Within Eletrobras (subsidiaries)	Outside Eletrobras (stakeholders)	Related GRI Indicators
1. Management of Ethics	All the company’s business	All	G4-56 | G4-57 | G4-58
2. Anti-Corruption	All the company’s business	All	G4-SO3 | G4-SO4 | G4-SO5 | DMA
3. Compliance	All the company’s business, except Eletropar	Investors, communities, society, suppliers, government and customers	G4-SO7 | G4-SO8 | G4-PR9 | G4-EN29 | DMA
4. Risk and Crisis Management	All the company’s business	Employees, investors, government and suppliers	G4-14 | EU21 | G4-EC2
5. Water	All the company’s business, except Eletropar	Communities, society and government	G4-EN8 | G4-EN9 | G4-EN10 | DMA
6. Energy Supply	All the company’s business, except Eletropar	Customers	DMA EU1 | EU2 | EU6 (DMA) | EU10 | EU11 | EU12 | EU23 (DMA) | EU26 | EU27 | EU28 | EU30
7. Communities	All the company’s business	Communities, society and government	G4-SO1 | G4-SO2 | DMA
8. Stakeholder Satisfaction	All the company’s business	All	G4-PR5 | EU24 | G4-PR3 | G4-EC01 | G4-12 | G4-EN32 | G4-LA14 | HR 10 | HR 11 | G4-10 | G4-11 | G4-LA02 | G4-LA03 | G4-LA05 | EU14 | G4-LA09 | G4-LA10 | G4-LA12 | G4-LA13
9. Energy Efficiency	All the company’s business except Eletropar	Investors, communities, society, government and customers	EU7 | G4-EN6 | G4-EN7 | DMA
10. Environmental Policy	All the company’s business	Investors, communities, society, suppliers, government and customers	(Content to be produced specifically for the indicator)
11. Waste	All the company’s business, except Eletropar	Investors, communities, society, suppliers, government and customers	G4-EN23 | G4-EN25 | DMA
12. Climate Change	All the company’s business, except Eletropar	Investors, communities, society, suppliers, government and customers	G4-EN15 | G4-EN21 | G4-EC2 | DMA
13. Human Rights	All the company’s business, except Eletropar	Employees, investors, communities, society, suppliers and government	G4-HR01 | G4-HR12 | DMA

All these topics are addressed in this report using GRI indicators and considering additional strategic demands, the Eletrobras companies also report on other indicators that go beyond the material aspects identified.

Highlights

New Board of Directors

In July 2016, Eletrobras approved at a Shareholders Meeting the appointment of the members to its highest governance level. In addition to the chairman, eight directors make up the Board, whose mission is to collaborate to make the company’s operations increasingly more integrated, profitable, and sustainable.

Compliance Executive Office

In order to strengthen anti-corruption and anti-fraud processes, in February 2016 the top management created the Compliance Executive Office, which has its own structure and autonomy at all subsidiaries.

New Compliance Program

Another compliance measure was that the company has updated the Eletrobras Companies Code of Ethics and Conduct, and started training its employees in the new Compliance Program. In 2016, 4,038 professionals have completed the training, reaching 18,000 in February 2017, corresponding to 74% of employees who work at Eletrobras.

Business and Management Master Plan | PDNG 2017-2021

Focusing on governance and compliance, financial discipline and operating excellence, the new Eletrobras Business and Management Master Plan aims to ensure corporate sustainability and boost its competitive advantages in generation, transmission, and trading.

Sale of Celg -D

Eletrobras auctioned Celg Distribuição S.A. on November 30, 2016. Italian company Enel Brasil S/A acquired the company for R$2,187 billion. The purchase and sale agreement was executed in February 2017.

Privatization of the Distribution subsidiaries

The privatization of Celg-D was a strategic milestone for the company, which now focuses its businesses solely on Generation and Transmission, which are considered its great potentials. The remaining six power distribution subsidiaries should be auctioned by the end of 2017.

Renunciation of Tumarín

Eletrobras has chosen to no longer participate in the development of the 253MW Tumarín hydropower project in Nicaragua through its

Special Purpose Entity Centrales Hidroeléctricas de Centroamérica. The company has sold its interest in the project to Empresa Nicaraguense de Electricidad (ENEL) and to Distribuidora de Electricidad del Norte S.A. (DISNORTE).

Filing of the 20-F report

Under penalty of being delisted from the New York Stock Exchange (NYSE), after advancing in the independent investigation of alleged corruption in some of its companies, Eletrobras managed to file its 2014 and 2015 20-F form with the U.S. Securities and Exchange Commission (SEC) and the Brazilian Securities and Exchange Commission (CVM) in October 2016.

Generation and Transmission Capacity

Eletrobras has reached an installed capacity of 46,856 MW in generation projects, representing 31% of the 150,338 MW installed in Brazil, considering its corporate investments and the interest it holds in Special Purpose Entities (SPEs). Transmission lines totaled nearly 70,201 km, equivalent to almost twice the Earth’s circumference.

Belo Monte’s deployment

2016 was also the year when the Belo Monte 1,988.70 MW plant begun commercial operations, as well as the Jirau hydroelectric power plant, wth installed capacity of 3,750 MW. The plant represents a new technological frontier in the Amazon: it uses bulb hydro turbines that take advantage of the characteristics of the rivers in the region, which have a high water flow and low drops.

Record high at Itaipu

Itaipu broke its annual generation record in 2016, with 103,098,366 MWh[1] and is once again the plant with the highest annual production in the world. Such production would be enough to supply the whole of Brazil for two months and 18 days, or Paraguay for seven years and three months.

Business alignment with the SDGs

Reaffirming its commitment to sustainable development, in 2016, Eletrobras started to align its businesses to the Sustainable Development Goals—a global agenda adopted during the United Nations Sustainable Development Summit held in September 2015, and that contains 17 objectives and 169 goals to be met by 2030.

1 Eletrobras owns 50% of Itaipu Binacional capital. The reported value represents 100% of the energy produced.

Message from

the

management

G4-1

In 2016, we witnessed one of the biggest turning points in the history of Eletrobras. On the eve of celebrating 55 years (in June 2017), the company faced one of the most challenging periods in its trajectory. Debts reached unsustainable levels. The company's shares were suspended from the NYSE, and were at risk of being unlisted. The crisis demanded an intense reflection on management choices, as well as a necessary consistent revolution in our organizational culture.

Having nearly completely renewed the company's top management members - president, president of the Board and most of the directors, chosen among experienced professionals with a long history of services rendered to the country and to the electric sector - from July 2016, we were able to tackle the challenges of operational improvement, financial discipline and corporate governance. With regard to this last point, we have not only followed up and deepened the investigation on previous administrative acts but also created a Compliance Board to implement the most rigorous controls at Eletrobras and a the companies in which it participates.

Through intense mobilization with employees and senior management, we were able to file the 20-F Forms for 2014 and 2015 with the Securities and Exchange Commission of the United States. As a result, the shares could be traded again on the New York Stock Exchange on October 13, 2016. The successful operation represented a milestone and served to show us that the difficult moment could be overcome, as long as a course correction was initiated.

Moving on this new path, we have strengthened the reforms with the launch of the Business and Management Master Plan 2017-2021, entitled "Challenge 21 - Sustainable Excellence", an offshoot of the strategic planning 2015-2030, which carries in its name our concern with sustainability, inherent to a structuring business such as that of Eletrobras. The "Challenge 21" is based on the three aforementioned pillars that we have identified as the company's great needs - operational excellence, corporate governance and financial discipline - and encompasses 18 measures that will help put the company on the path to a more efficient and sustainable management.

We must not forget to mention the achievements not only of Eletrobras, but of the entire country: the start-up of the Belo Monte dam, on the Xingu river and the completion of the Jirau dam on the Madeira river. These dams, including Santo Antônio, represent a new innovation milestone for the sector, very different from past projects. Belo Monte, Jirau and Santo Antônio are the result of long projects, which have gone through many adaptations over time to comply with environmental and social requirements. The three projects use bulb-type turbines, allowing maximum utilization of the characteristics specific to the rivers of the region, with great flow and low falls. In addition, for each dam, a specific sustainability project was developed that takes into account the particularities of each affected area and the needs of the surrounding communities.

It should be noted that the concern for sustainability has never been overlooked in the projects the company is involved with, even when complex challenges were faced by Eletrobras companies in recent years, demonstrating that sustainable performance is naturally embedded in the core business of the company. In 2016, projects such as the ones Eletrobras has been conducting with Norte Energia, responsible for the Belo Monte dam, and the Kabu Institute to strengthen income generation and protection of lands of the Kayapó Indians in the state of Pará, were continued. The company also provided support for the activities carried out within the Eletrobras Volunteer Program, which implements company's employees initiatives in partnership with institutions that serve socially vulnerable groups, such as women and children in need.

We are signatories to the Global Compact commitments and we hold an important role in achieving the UN Sustainable Development Goals for 2030, which we have been aligned since its launch. In recognition to the commitment undertaken towards the sustainable development of contemporary society and ethical responsibility demands, Eletrobras was included for the tenth consecutive year in the portfolio of Bovespa‘s (the São Paulo Stock Exchange) Corporate Sustainability Index (ISE).

Gradually, we are taking firm steps to leave the period of difficulties behind. Our purposes have been recognized by the market, which has already shown signs of confidence in our transformation capacity, as evidenced by the 240% appreciation of our shares in 2016, the second highest increase on the Bovespa in the year. And the annual result of 2016, after four years of consecutive losses, registered a profit of R$ 3,426 billion.

Undoubtedly, this is a moment that will go down in the company’s history. We learned a lesson and we must take it for our future: to be sustainable it needs to be efficient. Efficient and disciplined. The 2016 events served to prove that a company that aims not only to be great, but to be recognized for its excellence, needs to engage each of its employees on this commitment, defending this motto in every new project initiated, in each investment analyzed, at each business meeting.

We believe that Eletrobras represents a significant asset for Brazil and we are aware that only by making the changes we have planned throughout this important year of 2016 and by valuing our values - focus on results; ethics and transparency; people appreciation and commitment, entrepreneurship and innovation; and sustainability - we may continue as one of the main drivers of sustainable development in our country. We thank each one of our stakeholders for their key role in this history. Finally, we thank the support received from the federal government and especially from the Minister of Mines and Energy, Fernando Bezerra Coelho Filho, who is tireless in defending the greater interests of the Brazilian electric sector.

We remain counting on each one of you, employees, partners, shareholders, investors and the whole Brazilian society, to make this company, already the Latin American largest holding company in the electric sector, also the best.

José Luiz Alquéres                                                                                        Wilson Ferreira Junior.

Eletrobras Board of Directors President                                                          Eletrobras CEO

INDUSTRY OVERVIEW

2016 was another year of political and economic instability, which reflected throughout the whole Brazilian economy. The country’s GDP dropped 3.6%, investments plummeted 10.2%, and household consumption fell 4.2% due to more expensive credit and a decrease in income.

Adding to that, Brazilians witnessed Operation Car Wash shake companies and the national political scenario, as the corruption and money laundering investigation, started in 2014, got more intense. Political instability reached top point with president Dilma Rousseff’s impeachment, causing an impact in the economy—construction works were suspended, investments were cut, and layoffs affected several industries.

The electric power sector was also affected by this crisis. According to the Brazilian Energy Research Agency (EPE), the total consumption of electric power reached 460,001 GWh in 2016 in Brazil, down 0.9% year-over-year. The sharpest drop was recorded in the industrial sector—2.9% as expected due to the economic slowdown. Commerce and services also recorded a decrease of 2.5%, and the residential sector recorded a slight increase of 1.4%.

Against this backdrop, hydropower plant Itaipu broke its annual generation record in 2016, with 103,098,366 MWh2 and is once again the plant with the highest annual production in the world. Angra dos Reis’s nuclear plants Angra I and Angra II also reported record high generation figures for 2016, and generated nearly 15.9 TWh.

This whole scenario of political and economic uncertainty resulted in a few new measures that aim at supporting the rebound of businesses in the electric power sector.  Normative Resolution 699/2016, for example, regulates acts executed among related parties, and allows for the sharing of infrastructure and human resources. Such regulation is an important step for Eletrobras, which in its strategic planning intends to create a Shared Services Center (CSC) to cut costs.

An important achievement this year was the recognition in Eletrobras’ balance sheet of compensation relative to the Existing System’s Basic Network (RBSE), whose transmission assets generated net income of R$ 18,876.3 million in 2016. Now, Eletrobras is focusing on receiving a more adequate remuneration for the operation and maintenance of generation and transmission assets—whose concessions have been renewed—especially in terms of recognition for the improvements made in the system to ensure firm and continuous electric power.

Another important development in 2016 is Decree 8,828/2016, which changed the electric power trading model in Brazil. These changes have an impact on electric power purchase and sale strategies in the distribution, generation and trading segments, and influence the dynamics of free and regulated markets.

Moreover, electric power distributors and generators now have greater autonomy to set the terms of their agreements, under Aneel Normative Resolution 711/2016, which regulates the improvement of mechanisms in bilateral agreements.

Regarding the management of sector resources, Act # 13,360/2016 determined that the Electric Power Trading Chamber (CCEE) be responsible for managing and operating sector funds from the Energy Development Account (CDE, or Conta de Desenvolvimento Energético, in Portuguese), the Fuel Consumption Account (CCC, Conta de Consumo de Combustíveis), and the Global Reversion Reserve (RRR, Reserva Global de Reversão), beginning in 2017. Prior to that, Eletrobras was responsible for it. Therefore, the company started concentrating its efforts on the electric power generation, trading and transmission businesses, in line with its strategic planning.

2  Eletrobras owns 50% of Itaipu Binacional capital. The reported value represents 100% of the energy produced.

Ultimately, Act # 13,334/2016 established the Investment Partnership Program (PPI, in Portuguese) with the goal of expanding and strengthening the interaction between government and private initiative in the execution of public infrastructure projects and in other privatization measures.

Corporate

profile

The challenge is: leadership

The Chinese Three Gorges plant started operating at full load in 2012, with 22,000 MW of installed capacity - 60% more than the 14,000 MW of the Itaipu plant. Has much difference made it impossible for Itaipu to maintain the world's leading annual power generation? The answer is no, after all, we are talking about the largest generator of clean and renewable energy on the planet.

Although with much higher installed capacity equipment, Three Gorges only managed to produce more than Itaipu in 2014, when Brazil faced a major drought and water generation was impaired.

2016 was an unprecedented year for Itaipu, which reached 32 years and seven months of operation, at production peak, with many records, retaking the world's leading annual power generation, with over 4 million MWh of advantage over the Chinese hydropower.

ABOUT ELETROBRAS

G4-3; G4-4; G4-7; G4-8; G4-9; G4-13

Founded in 1962, Centrais Elétricas Brasileiras S/A – Eletrobras controls 13 subsidiaries in electric power generation, transmission, and distribution, a research center (Eletrobras Cepel), a holding company (Eletrobras Eletropar), and half of the capital stock of Itaipu Binacional. The company also holds an indirect interest in 179 Special Purpose Entities (SPEs), and minority interests in 26 companies.

Eletrobras companies:

•         Eletrobras Itaipu

•         Eletrobras Furnas

•         Eletrobras Chesf

•         Eletrobras Eletronorte

•         Eletrobras Eletronuclear

•         Eletrobras Amazonas GT

•         Eletrobras Eletrosul

•         Eletrobras Companhia de Geração Térmica de Energia Elétrica - CGTEE

•         Eletrobras Cepel

•         Eletrobras Eletropar

•         Eletrobras Distribuição Acre

•         Eletrobras Distribuição Amazonas

•         Eletrobras Distribuição Piauí

•         Eletrobras Distribuição Alagoas

•         Eletrobras Distribuição Rondônia

•         Eletrobras Distribuição Roraima

Ownership Chart

International operations
G4-6

In 2016, Eletrobras redesigned its international operations, seeking to increase its participation in international generation, transmission, and trading businesses, by prioritizing projects in regional integration and renewable energy generation in Latin America.  With that in mind, the company has been building on studies on hydropower development in the regions bordering Bolivia and Argentina, and on interregional transmission systems integration with Guiana, French Guiana, and Suriname.

In 2016, we had nine projects in our International Projects Portfolio, being one in operation and eight under analysis. Assets totaled 4,721 MW in generation and 900 km in transmission lines.

Eletrobras maintained the partnership with Uruguayan state-run company Administración Nacional de Usinas y Trasmisiones Eléctricas (UTE)—resulting in the development of the Artilleros Wind Farm (65 MW), located in the Colônia department (Uruguay)— and Argentine state-run company EBISA (Emprendimientos Energéticos Binacionales Sociedad Anónima), for the studies on hydropower development in the Uruguay River, on the Brazil-Argentina frontier.

Negotiations with Bolivian ENDE (Empresa Nacional de Electricidad) have also evolved for the exploration of the power generation potential on the Brazil-Bolivia frontier. In November 2016, a technical cooperation agreement was executed by Eletrobras, ENDE, and CAF (Banco de Desarrollo de América Latina) to begin the studies for the development of a binational hydroelectric power plant on the Madeira River. Viability studies have also advanced for the Arco Norte Project—a transmission system of nearly 1,900 km that will ensure the transfer of the electric power generated by new generation projects among Brazil (Roraima and Amapá), Guiana, Suriname, and French Guiana.

Eletrobras also operates medium- to large-sized international interconnections with Argentina, Paraguay, Uruguay, and Venezuela.

Through SPE Centrales Hidroeléctricas de Centroamérica, Eletrobras has chosen to no longer participate in development of the Tumarín hydropower project (253MW) in Nicaragua, and sold the shares of its wholly-owned subsidiary Centrales Hidroeléctricas de Nicaragua (CHN) to Nicaraguense de Eletricidad (ENEL) and Distribuidora de Electricidad del Norte S.A (DISNORTE).

# ELETROBRAS FIGURES

24,539 employees

Power generation capacity → 46.856 GW

Corresponding to 31% of the Brazilian capacity

Distributed among:

- Corporate developments
- SPEs
- Shared ownership

Generation park composed of: 233 plants

- 47 hydroelectric
- 114 thermal
- 02 nuclear
- 69 wind farms
- 01 solar

63,387 km of transmission with voltages above 230kv → 47% of the Brazilian total

**MAIN RESULTS**

Generated power: 170,917 GWh

Over 4 million customers served in 463 Brazilian municipalities

R$ 3,513 million of value added to shareholders

OWNERSHIP STRUCTURE

G4-9

A publicly held government-controlled company, Eletrobras is controlled by the Brazilian government and its stock is listed on the São Paulo Stock and Futures Exchange, New York Stock Exchange (United States), and Madrid Stock Exchange (Spain). The company is also listed on BM&FBovespa’s Corporate Sustainability Index (ISE Bovespa), which gathers the companies with the best business sustainability practices.

Information on distribution by shareholder and by region can be obtained on page 111 of the Financial Statements, available on the Eletrobras website, in the Investor Relations section.

AWARDS AND RECOGNITION

Eletrobras

Listed, for the tenth consecutive year, on the Sao Paulo Stock and Futures Exchange Corporate Sustainability Index (ISE), which reviews the companies’ sustainability policies and practices and selects the most committed to be part of the portfolio.

Eletrobras’ common shares ranked second in a ranking made by consulting firm Economatica that listed the 16 stocks that rose over 100% in 2016. Eletrobras’ common shares rose 288% in the period, and its preferred shares ranked ninth in the same ranking, with a 141% rise.

Winner of the MarCo award in the energy sector, awarded by Época Negócios magazine to the most prestigious companies in Brazil, evaluated for attributes such as quality, purpose, and media recognition.

22nd place in the ranking of the 1,000 largest companies in Brazil in the “Best of Dinheiro 2016” publication.

For the fourth consecutive year, it is the largest company in the Brazilian electric power sector in terms of net revenue in the “Valor 1000” yearbook, published by Valor Econômico in a partnership with Serasa Experian and the Getúlio Vargas Foundation. In the overall ranking of the 1,000 largest companies in terms of net revenue, Eletrobras ranked 16th.

Recognized in innovation for the “Advanced Metering Infrastructure” (AMI) project, carried out in a partnership with Consórcio Energia + Smart, in the Metering Excellence Awards category of the Latin American Utility Week Awards 2016.

Certified in recognition for its contribution, throughout the years, to disseminating the culture of quality in Brazil, by the Brazilian Quality Committee of the Brazilian Technical Standards Association (ABNT).

Eletronorte

First “Summa cum laude” award of the National Quality Foundation, granted to the organizations that have maintained an excellence level for three consecutive years.

Eletronuclear

Certified by the Brazilian Authorized Economic Operator Program (OEA) of the Brazilian Federal Revenue Office, in recognition for its foreign trade operations; it is the first state-run company to be part of the group of 85 certified operators.

Eletrosul

Global Recognition “Good Practices for Employees with Disability”, at the United Nations’ headquarters, for its Program of Attention to People with Disability, in the protagonist and accessibility categories.

“Onda Verde” trophy, in the “Environmental Management” category, for the project to make the headquarters building, located in Florianópolis, more efficient.

Itaipu Binacional

Two first places in the 2016 ranking of “Sustainability Legitimacy” promoted by the Benchmarking Brazil Program, for its case “Biodiversity: Our Heritage” and the new “Indicators” category, for the certifications and parameters that attest to the quality of the company’s social-environmental management.

Furnas

Fourth place among the 17 finalists in the “Sustainability Legitimacy” ranking, with the case “Furnas Educa”.

Winner of the 6th Environmental Agenda in Public Administration Award, in the “Innovation in Public Management,” with the project for the development and testing of electric buses in a partnership with Coppe/UFRJ; and 2nd place in the “Waste Management” category, with the project for the application of stationary ion-lithium batteries in its information and communication systems.

Distribuição Alagoas

Recognized as the company that evolved the most in customer satisfaction in Latin America, in an award granted by the Energy Integration Regional Committee (Cier).

Distribuição Rondônia

Winner in the northern region of the 2016 ANEEL Customer Satisfaction Rate (IASC) award. Eletrobras Distribuição Amazonas ranked fourth in Aneel’s service quality ranking, up 11 positions.

CORPORATE

GOVERNANCE

PRINCIPLES

Eletrobras complies with the best corporate governance practices in order to strengthen its credibility for shareholders and investors, showing the reliability of internal controls, management transparency, the importance of compliance, and attention to stakeholder interests.

The company’s governance model relies on five principles—Ethics, Transparency, Equality, Accountability, and Corporate Responsibility—to maintain solid bases for the sustainability of its companies, and to continually improve its relationship with stakeholders.

In addition to these principles, Eletrobras has a structure in place with management bodies, policies and tools to promote governance, in addition to corporate governance agents trained every year.

Below are the key cornerstones of this structure for the promotion of governance and a culture of ethics.

POLICIES AND OTHER MANAGEMENT TOOLS

Eletrobras’ key policies and governance tools:

- Bylaws

- Boards’ Internal Statutes

- Guide for the Board of Directors

- Eletrobras Companies’ Antitrust Policy, and Eletrobras Antitrust Guidelines

- Code of Ethics and Conduct of the Eletrobras Companies

- Manual for the Disclosure and Use of Material Information, and Policy on Trading in Eletrobras Securities

- Guide for the Board of Directors Representing the Eletrobras Companies

- Guide for the Supervisory Board Member Representing the Eletrobras Companies

- Manual of the Eletrobras Companies’ Anti-corruption Program

- Manual for Participating in Eletrobras’ Shareholders Meetings

- Eletrobras companies’ specific policies for the management of their businesses

More details on these policies are available on the company's website in the Corporate Governance section.

STRUCTURE

G4-34; G4-35; G4-38; G4-39; G4-40; G4-42; G4-43; G4-44

Eletrobras’ corporate governance model includes the Shareholder’s Annual Meeting, the Board of Directors, the Supervisory Board and the Executive Board. their roles and responsibilities are determined in the company’s Bylaws and the internal statutes of each body, under the current legislation. The Audit Committee and the Board of Directors’ Supporting Committees respond to the Board of Directors. The supporting committees include Audit and Risks, and Compensation and People Management.

Management Organizational Chart

Shareholders Meetings: this is the decision-making body of shareholders with right to vote; the Annual Shareholders Meeting (AGO, in Portuguese) is held every year up to April, and the Extraordinary Shareholders Meetings (AGEs) are held whenever the Board of Directors deems convenient or in circumstances provided for by the law. In 2016, the company held one AGO and two AGEs.

Board of Directors: this is Eletrobras’ main governance body, in charge of the company’s strategic direction, mission, vision and values, with active participation in the elaboration of the strategic planning and in the Business and Management Master Plan (PDNG) of the company. The Board protects and values the company, optimizing the long-term return on investment, and seeks to balance the expectations of all stakeholders. The Board is formed by up to 10 directors elected at the Annual Meeting, seven of whom are appointed by the majority shareholder; one, by minority shareholders holding common shares; one, by minority shareholders holding preferred shares; and one representing the employees (Under Act #12,353/2010). They serve a term of office of one year and can be reelected. One of these directors must be independent, as required by BM&FBOVESPA and the Brazilian Corporate Governance Institute (IBGC).

The members of the Board hold ordinary meetings every month, and convene extraordinary meetings whenever necessary. They can require that Executive Officers attend the meetings. In 2016, the board held 20 meetings.

Eletrobras’ Board of Directors in 2016

Director	Position*
José Luiz Alquéres	president
Carlos Eduardo Rodrigues Pereira	director representing the employees
Mozart de Siqueira Campos Araújo	independent director
Wilson Ferreira Junior	director and Chief Executive Officer (executive)
José Pais Rangel	director representing the minority shareholders holding common shares
Ana Paula Vitali Janes Vescovi	director
Elena Landau	director
Esteves Pedro Colnago Júnior	director
Vicente Falconi Campos	director

*The chair appointed by the minority shareholder holding common shares was not filled due to noncompliance with the requirements in the Bylaws (art. 17, item IV).

The Internal Audit Committee and the Board of Directors’ Supporting Committees respond to the Board of Directors. The supporting committees include Sustainability, Audit and Risks, and Compensation and People Management, and are formed by directors responsible for deepening the company’s strategic studies in economic, environmental and social aspects. Learn more about the roles and the composition of the committees in their internal statutes and the Internal Audit Rules, available on Eletrobras’ website.

Executive Board: responsible for the general management of Eletrobras, based on the guidelines set by the Board of Directors, it is made up by six officers and one CEO, elected by the Board of Directors, with a term of office of up to three years, reelection being allowed. The Executive Board meets on a weekly basis, and in 2016 it held 63 meetings. The board also has committees and workgroups created on-demand to discuss the technical aspects of management matters.

Eletrobras’ Executive Board in 2016

Executive Officer	Position
Wilson Ferreira Junior	CEO
Carlos Eduardo Gonzalez Baldi	Chief Generation officer
José Antonio Muniz Lopes	Chief Transmission officer
Luiz Henrique Hamann	Chief Distribution officer
Armando Casado de Araujo	Chief Financial and Investor Relations officer
Lucia Casasanta	Chief Compliance officer
Alexandre Aniz	Chief Legal and Corporate Management officer

Supervisory Board: Supervisory Board: it is chiefly responsible for substituting and representing the shareholders’ supervisory function, overseeing the management to ensure compliance with their statutory and bylaw duties.

It is formed by five members and their relative deputies, serving a term of one year in office. Members may run for reelection. One of the members must be a financial expert, according to the requirements of the Securities and Exchange Commission (SEC). Three members are appointed by the majority shareholder, one by the minority shareholders holding common shares, and one by the minority shareholders holding preferred shares. This board holds ordinary meetings every month, and convenes extraordinary meetings whenever necessary. In 2016, the board held 14 meetings.

Eletrobras’ Supervisory Board in 2016

Member	Position
Eduardo Cesar Pasa	president
Luis Felipe Vital Nunes Pereira	sitting member - financial expert
Agnes Maria de Aragão da Costa	sitting member
Aloisio Macario Ferreira de Souza	sitting member
Ronaldo Dias	sitting member

In 2016, Eletrobras’ corporate governance was improved, especially the reviewing process for appointees of the Board of Directors, the Executive Board, and the Supervisory Board. In addition to considering the current law, bylaws and other corporate rules, Act # 13,303 and Decree 8,945 added new criteria for reviewing these appointees’ qualification.

The Board of Directors of Eletrobras has recommended that for all appointments of directors and executive officers a prior analysis must be conducted by the integrity department on the compliance status of the appointees, and that the Eletrobras companies’ Ombudsman must be consulted. The analysis of the appointees now includes a database search on sanctions applied by the Public Ethics Commission and on the websites of regulators (control agencies and courts of accounts), to check for violations of integrity.

In 2017, a change is planned in the bylaws to create the Eligibility Committee, which will help shareholders appoint executives and members of the supervisory board regarding prerequisites and the lack of restrictions for such appointments. It will also ensure compliance of the evaluation process of these directors and executive officers. While the implementation of the Eligibility Committee is not completed, the Transitional Internal Eligibility Commission (CITE) will temporarily play this role. It is composed of directors, and one of them is independent.

ETHICS AND INTEGRITY

Eletrobras promotes the creation of an ethical organizational culture of management to guide its operations based on institutional and normative instruments that establish the principles, guidelines and standards that formalize actions and commitments by companies and their employees, as well as how they liaise with vendors, business partners, customers and other stakeholders.

Compliance

G4-37; G4-49; G4-50; G4-57; G4-58; G4-SO3; G4-SO4; G4- SO5

In addition to being a guide for all stakeholders to work in accordance with the values and practices of an ethical conduct, the instruments used by Eletrobras also identify, mend, handle and, in case of breach, penalize any acts that might be contrary to ethics and integrity. In this sense, all areas in the company undergo internal audits that check whether processes, internal procedures and contracts are adequate and comply with the rules.

As a way of strengthening its commitment against corruption and fraud, improve its control mechanisms, intensify risk mitigation practices to ensure that the Eletrobras companies are healthy and sustainable, and gain shareholders' confidence, the company has been working to step up its controls and investigation, compliance, and integrity processes for the past two years. As a result, three major actions have been put in place to mitigate new risks and correct nonconformities, namely:

Internal investigation and audit

Considering that some of the Eletrobras companies have been named in Operation Car Wash (Lava Jato) (an investigation led by the Brazilian Federal Police and the Federal Prosecutor's Office), and the risk of a violation to the Integrity Program, the company launched an independent investigation in 2015, with the help of U.S. law firm Hogan Lovells to assess the existence of irregularities.

The investigation was organized around the principles of the Securities and Exchange Commission (SEC) and Department of Justice (DOJ), in light of the fact that Eletrobras has been listed on the New York Stock Exchange through American Depositary Receipts (ADRs) since 2008, which require the company to comply with U.S. laws that govern the securities industry, specifically the regulations set forth by the U.S. Securities and Exchange Act.

Another law that the company must abide by is the Foreign Corrupt Practices Act (FCPA), which prohibits acts of corruption in connection with payment to foreign government officials and the trading of commercial or economic benefits with foreign political parties or candidates. In this context, the independent internal investigation undertaken by Eletrobras took into consideration the Brazilian legislation, the Code of Ethics and Conduct of Eletrobras Companies, and also the FCPA.

Between 2015 and 2016, under the scope of Operation Car Wash, operations Radioactivity and Pripyat resulted in arrest warrants for five former executives of Eletronuclear and other parties. It is worth mentioning that since the investigations started, Eletrobras has been cooperating with authorities and sharing information gathered by the independent investigation, in addition to assisting the prosecutors in the criminal proceedings.

Therefore, with the goal of facilitating and guaranteeing the ongoing progress of the investigations, the company management has been adopting the governance measures required and/or recommended by Hogan Lovells, by the Independent Commission and the independent auditors.

Since the start of investigations has been strengthening its compliance structure. An executive Compliance Office was also put in place and is responsible for the coordination of the Compliance Program and risk management at all the Eletrobras companies (more information in the box to your right - second significant action).

With respect to employees and directors identified by the investigation, Eletrobras took non-judicial punitive measures including suspension and termination of employment contracts. Options for imposing civil liability on such employees are under consideration, and the company has started talks with the Federal Attorney General's Office to charge them with impropriety.

In October 2016, the independent investigation completed the stage of identifying unlawful acts that could cause potential distortions to the company’s consolidated financial statements.  It found fraudulent overpricing of bids arising from the practice of collusion and kickbacks paid, since 2008, by some contractors and contracted suppliers.

The company has not identified any contracts that may have been affected by the overpricing scheme after December 31, 2015. Therefore, Eletrobras recorded a loss of R$ 211,123, which represents the estimated amounts of improper payments in prior periods, of which R$ 143,957 had already been recorded as an impairment. A loss in the amount of R$ 91,464 has also been recorded from investments in Norte Energia S.A., an SPE (“special-purpose entity”) not controlled by Eletrobras.

Individual and consolidated balance sheet adjustments are summarized below:

Investigation Findings	12/31/2016
Angra 3	-141,313
Mauá 3	-67,166
Simplício	-2,644
-211,123
Balance	12/31/2016
Fixed assets
Costs	-211,123
Provision for impairment	143,957
Equity investments	-91464
-158,630
Income Statement	12/31/2016
Investigation findings	-211,123
Reversal of provision for impairment (operating provisions)	143,957
Equity investments result	-91,464
-158,630

Note: the values in the table are in R$ thousand.

Eletrobras completed the stage of the independent investigation, and recorded the accounting impacts caused by the unlawful acts, however, additional procedures are still ongoing mainly to comply with the requirements of U.S. regulators.

Integrity Program

The third action devised by Eletrobras to tackle issues related to fraud, corruption and unethical conduct is an organization-wide Integrity Program held that counts on the permanent engagement of the holding company's Executive Board and its Board of Directors.

For that matter, in 2015 the company set up under the coordination of the holding company a Compliance Committee (CDC) that holds weekly meetings and is made up of Eletrobras compliance managers.

The main contributions of CDC are in terms of proposing and developing practices that strengthen integrity practices in companies - by providing the continuous improvement and dissemination of the Eletrobras Compliance Program -, as well as encouraging compliance with anti-corruption laws, providing training sessions and analyzing company guidelines regarding this topic.

The success of this initiative gave Eletrobras the chance to participate in the best practices in integrity management award organized by the Brazilian Government Accountability Office (CGU).

In addition, in order to supplement the company's Integrity Program, the Compliance Department created in 2016 the program 'Eletrobras 5 Dimensões' (5 Dimensions),  implemented in all subsidiaries to boost integrity into processes, routines and conducts.

The program is comprised of the following phases listed below:

1. Development of the management environment of the integrity program: creation of a management environment focused on corporate integrity, in which the initiatives are sponsored by top management and culture is disseminated through the Boards of Directors of the controlled companies.

2. Regular risk assessments: risk analysis and management focused on identifying and protecting areas in which risk of corruption is more likely.

3. Designing and implementing the integrity program policies and procedures: revision of feedback channels with the rollout of a complaints management program (ongoing) aimed at improving complaints handling and management; regular updates of the Code of Ethics and Conduct of Eletrobras companies (for compliance with Act# 13,303/16); and the enforcement of policies and procedures that guide interpersonal and business relationships.

Through the Ombudsman office and the reporting channel (Canal Denúncia), internal and external stakeholders can speak up and report anonymously any suspected or observed violations of the Integrity Program and/or anti-corruption laws; confidentiality will be maintained and retaliation will not be tolerated.  Depending on the nature of the complaint, it may be directed to senior management.

In 2016 the Ombudsman offices of the Eletrobras companies received 25,488 reports, 97% of which were resolved and 3% were being processed as of December 31, 2016. These figures are net of distributor Celg-D reports due to its ongoing privatization process (please refer to Corporate Profile chapter for more details). From 2015 to 2016, the total number of reports received by Eletrobras companies increased 41%. Total complaints increased by 18%.

As for fraud, corruption and other irregularities, Eletrobras companies received 88 complaints in 2016, 49 of which were closed and reporters informed, and 16 of those were considered partially or fully valid after investigation. The Ombudsman area is attached to +9the company's chairmanship and periodically and, in specific cases, reports to the Board of Directors and Supervisory Board (Audit Committee).

Eletrobras is set to start using this year a third-party service to receive and triage complaints.

4. Communication and Training: dissemination of Eletrobras 5 Dimensions program via communication actions and training sessions tailored to every audience, in all companies, reaching 100% of the employees and the Boards of Directors of the main subsidiaries. Among the initiatives, we highlight news broadcast via intranet, lectures from the Compliance Board and the “Leadership Minute” -Minuto de Liderança, in Portuguese -, (featuring short movies with the CEO and the Compliance Board about the program). The company has also consolidated, as a communication and training initiative, the annual Ethical Culture Week, which, in its third edition (in 2016), published an updated version of the Code of Ethics and Conduct of Eletrobras Companies, which is available online (both on the company's private and public portals), and introduced its Online Integrity and Ethics Course for all employees, a joint effort with Unise (Universidade das Empresas Eletrobras), held between December 2016 and February 2017.

5.  Program monitoring, remediation measures and enforcement of penalties:

continuous monitoring of the Integrity Program by internal audit committee, controls implemented at ProERP (SAP) and Sarbanes-Oxley (SOX) control testing.

Conflict of interest

G4-36; G4-41

Eletrobras relies on several mechanisms to prevent conflicts between company and personal interests of its employees or officers from happening.

As for the Board of Directors, the company bylaws determine that when situations of conflict of interest arise its members should abstain from discussing or voting such matters. The board member elected by the employees, specifically, does not participate in debates and deliberations about matters involving union relations, remuneration, benefits, and advantages, including matters related to supplemental pension funds and assistance funds; such cases are deemed a conflict of interest as per paragraph 3 of Act # 12,353/2010.

Board members are likewise responsible for monitoring and handling potential conflicts of interest involving executives, board members, and shareholders to prevent misuse of company assets and especially abusive related party transactions.

To prevent potential conflicts of interest and the misuse of confidential and strategic information, officers are forbidden to hold management or consulting positions at private companies, utilities concessionaires, or at private entities linked to the electricity sector that are not controlled by the company, special purpose entities (SPE), and state-run concessionary companies in which Eletrobras has an equity interest.  Act # 9,292/1996, which regulates remuneration, is also considered for when officers also hold positions in the board of directors and finance committee. Board members must also submit a confidential information statement (DCI) to the public ethics committee, which includes a comprehensive list of their estate, as well as shareholdings that may be deemed a conflict of interest, and which actions have been taken by the board members and chairman to mitigate such situations. Act # 12,813/2013 establishes a series of information that public agents must submit to the public ethics committee, likewise applicable to those on leave.

The other company employees, in turn, rely on a consultation system that integrates the people management area and Ethics Committee, and can be reached on the e-mail conflitodeinteresses@eletrobras.com, through which they can make formal consultations about how to go about situations that may be a conflict of interest, as per Act # 12,813/2013.

In addition to that, the Brazilian Government Accountability Office (CGU) created an electronic system to prevent conflicts of interest (SeCI), which can be accessed by all government entities and is available online both on the company's private portal and on the CGU website.

Management compensation

G4-51; G4-52; G4-53

The monthly remuneration of the Executive Board is determined by the department of coordination and governance of state-run companies (SEST), as per federal decree # 8,578/2015.

As per Act # 9,292/1996, the monthly compensation of the members of the board of directors and finance committee of federal state-run and mixed-investment companies must not exceed 10% of the average monthly remuneration of the directors of the respective companies. Members of the Board of Directors are not paid any additional remuneration as consideration for their board committees and/or advisory commissions’ duties.  Conversely, members of the Executive Board receive a fixed remuneration and annual variable remuneration (AVR) as a percentage of the company's profits; in 2016, they were not paid variable remuneration due to the company's results.

For 2017, the proposed AVR includes financial, operational, social and environmental indicators, among which the ISE-BOVESPA climate change score, in order to engage the company managers with the strategic guidelines of the Board of Directors and with public policies. The AVR also includes the outcome of the performance evaluation of the Executive Board, which assesses how well aligned the company's strategy management is with the Board of Directors guidelines, observing the economic, environmental and social impacts and risks.

It is worth mentioning that the remuneration of the Board of Directors and the Executive Board is also disclosed on an aggregated basis in the Management Report and in the Reference Form submitted to the Brazilian Securities and Exchange Commission (CVM); and individually in the Business Management Report submitted to the Brazilian Government Accountability Office (CGU), which then presents it to the Federal Court of Accounts (TCU).

 Moreover, shareholders can access the "Manual for Participation in Shareholders Meetings of Eletrobras" on the company's website, which explains matters being discussed at general meetings and how they should participate.

Strategy and vision of the future

The challenge is: technology

Increase revenues, optimize operating costs, improve the quality of services provided and decrease the level of energy losses. All this is possible with the Measurement Intelligence Center (CIM), inaugurated by Eletrobras in 2016, in Brasília.

The CIM is part of the Advanced Measurement Infrastructure (AMI) project of Eletrobras distribution companies, which consists of a platform with intelligent meters, which will have their data collected online, at the CIM, through a communication network. The data will then be interpreted, identifying potential frauds and measurement errors.

STRATEGIC PLANNING

G4-56

The challenges of Brazil’s economic scenario and of the company led Eletrobras to prepare its Business and Management Master Plan (PDNG), for the five-year period 2017- 2021, focused on governance and compliance, financial discipline and operational excellence, to ensure the company sustainability and intensify the competitive advantages in generation, transmission and trading, creating value for all its stakeholders.

The document, launched in November 2016, is an extension of Eletrobras Companies Strategic Plan 2015-2030, it encompasses targets and projects to achieve strategic objectives, projections to support decisions on business portfolio and maintains the lineup with Eletrobras Corporate Identity– Mission, Vision 2030 and Values.

In order comply with its Mission and to achieve its Vision of the Future, within 2015-2030 time frame, Eletrobras companies shall guide their performance in the business portfolio defined through five strategic guidelines shown in the figure below:

The three cornerstones of PDNG 2017-2021 – governance and compliance, financial discipline and operational excellence - were considered priority in the next five-year period and are directly inspired in the guidelines of the Strategic Plan 2015-2030. Each one is broken down in initiatives and targets, as described below:

1. Alignment of Bylaws and approval competence – Review the corporate bylaws of the Eletrobras companies, incorporating the best Corporate Governance practices;
2. 5 Dimensions Compliance Program, which provides for a series of actions related to integrity, ethics and compliance (read more on page XX);
3. Eliminate material weaknesses – with initiatives from the 5 Dimension Model ;
4. Implement actions to list in Indexes and obtain corporate governance seals – aims to create values for the shareholders with a more efficient risk management, evaluates the performance of the companies in sustainability and their adapting to the market trends.

Operational Excellence
Governance and Compliance
Financial Discipline

5. Reduce Investments by 29% when compared to PDNG 2015-2019;
6. Privatization of Distributors – which will contribute to the improvement of the Eletrobras Ebitda. It will also avoid disbursement of resources by Eletrobras to finance cash and investment deficit of these distribution companies, contributing to the achievement of the reduction target of the Net Debt/Ebitda indicator;
7. Sale of administrative real estate – to increase the company's cash generation. Estimated gain of R$ 200 million;
8. Divesture in SPE – decrease consolidated leverage and promote the debt settlement of controlled companies with Eletrobras. Estimated gain potential of R$ 2.2 million;
9. Taxation optimization - to avoid cash disbursement for payment of taxes, which can be compensated in different processes; and
10. Corporate restructuring aiming at using the tax credit.

11. Organizational Restructuring – to reduce management positions, gratified functions, required permanence and gratified function to project management. Estimated gain potential of R$ 67.8 million per year;
12. Extraordinary Retirement Plan (PAE) – aims to reach 4,937 employees already retired and employees who can retire by the INSS considering the holding company and generation and transmission Eletrobras companies. Estimated cost of R$ 1.5 billion, estimated savings of R$ 920 million per year and payback in 1.72 years;
13. Implementation of PRO-ERP – to unify finance, asset and supply management data of all controlled companies;
14. Shared Service Center – aims to centralize the following activities: Finance and Treasury, Accounting and Fiscal, Human Resources, Supplies and Logistics, Infrastructure and General Services, Information Technology and Legal, with estimated savings of R$ 616 million, starting in 2018, after the reconfiguration of the processes involved and the Leave Incentive Plan designated to approximately 4,832 employees on administrative activities;
15. Reduction of Administrative Costs – by renting a single real estate in Rio de Janeiro to place the Holding's employees. Estimated gain potential: R$ 65 million per year, from 2018;
16. Reduction of extra time, hazard and on-call pay - the company intends to adjust the expenses in the Personnel account aiming at higher adherence to the regulatory limits, including through automation. Estimated gain potential: R$ 77 million, as of 2017;
17. Regulatory strategy for Generation and Transmission - to receive credit and adequate income, in accordance with laws and regulations and the electricity sector; and
18. Integrated power commercialization - creation of a Commercialization Committee within the scope of the Holding with participation of representatives from all subsidiaries, aiming at increase in income through optimization of the power commercialization transactions.

CORPORATE PERFORMANCE MONITORING

Eletrobras monitors its companies to measure performance in established strategies and planned results; it assists in the decision-making process; it facilitates cooperation, articulation and integration among its companies and even with external bodies; it identifies needs of adjustments and plans revision; and it favors the accountability.

The Business Performance Target Agreement (CMDE) is the main instrument of Eletrobras business management, as it subsidizes the areas of strategic planning and corporate sustainability, besides intensifying the integration between the holding and its subsidiaries. The indicators and targets established to achieve the corporate objectives result in a portfolio of actions which are managed in each company, monitored by Corporate Project Management Office (Corporate EGP).

Based on PDNG 2017-2021, the CMDE was revised in 2017 and extended until 2021, updating its panel of indicators to current reality of Eletrobras companies. The monitoring of CMDE and PDNG results is published in monthly reports for analysis by the Executive Board and Board of Directors.

In 2016, the CMDE was used as basis to develop the Management Variable Compensation Program (RVA 2017), which is focused on corporate sustainability. Each executive board of Eletrobras companies relies with at least, a project listed to monitor the RVA. Likewise, the Profit Sharing Program (PLR), which is a variable compensation for Eletrobras companies’ employees, is composed of a subgroup of economic and financial, operating, social and environmental, management and corporate governance indicators of CMDE.

INVESTMENT

In 2016, Eletrobras invested R$8.7 billion corresponding to 76% of the budget estimated for the year. Among investments made, we point out the implementation of the UHE Belo Monte hydroelectric power plant, the converter station Xingu-Estreito and LT Xingu-Estreito, the UHE Jirau and UHE São Manuel.

Nature of Investments (R$ million)	Budgeted**	Realized
	2016	2016	2015	2014	2013	2012
Generation	1,780.81	1,092.34	2,162.98	2,182.88	2,630.91	1,770.95
Transmission	1,811.83	1,204.92	1,855.35	2,111.04	2,281.84	1,638.74
Distribution	1,207.60	861.15	791.2	577.46	741.17	837.22
Maintenance - Generation	373.98	201.16	330.97	393.75	427.4	511.56
Maintenance - Transmission	453.49	315.62	405.51	477.95	472.21	401.18
Maintenance - Distribution	318.54	274.78	212.19	151.35	204.38	218.78
Other*	436.17	265.59	301.33	370.1	501.16	545.68
Total Corporate	6,382.41	4,215.55	6,059.52	6,264.54	7,259.06	5,924.11
Financial Investments in SPEs (Equity)
Generation	4,074.58	3,450.52	3,181.30	3,703.65	3,219.39	2,109.14
Transmission	1,019.25	1,044.92	1,152.99	1,437.14	745.32	994.56
Total SPEs	5,093.83	4,495.44	4,334.29	5,140.79	3,964.71	3,103.70
OVERALL TOTAL	11,476.24	8,710.99	10,393.81	11,405.33	11,223.77	9,027.81
*Research, Infrastructure, Environmental Quality
**Scheduled for the year by Act # 13,255 of 01/14/2016 and re-scheduled by Laws 13,380 and 13,386 of 12/20/2016.

For the period between 2017 and 2021, PDNG foresees investments of R$35.8 billion, down 29% compared to previous five-year period of 2015-2019.

Out of this total, approximately R$20.5 billion (57%) are estimated to expand generation and transmission, in own projects, of which R$15.27 billion in clean energy (74.5%) and R$1.3 billion (3.8%) to expand energy distribution. R$5.5 billion will be invested to revamp and maintain generation, transmission and distribution, and 85% of this amount will be allocated for generation and transmission. Eletrobras estimates investments in infrastructure of R$1.3 billion; and, approximately R$6.9 billion will be set aside to SPEs.

       Source of Resources

COMMITMENTS AND GOALS

Future

Commitments and goals	Justification
ECONOMIC
Reduce indebtedness (Net Debt/EBITDA)	Eletrobras will prioritize measures to reduce the company’s indebtedness to the Net Debt/EBITDA ratio below 4.0, mainly by means of reduction of investments, amortization of debts and divestments.
Reduce operating costs (PMSO)	Eletrobras plans to decrease until 2018, R$1.7 billion in operating costs (PMSO), adopting initiatives envisaging the operational excellence.
Remove material weaknesses	Measures foreseen in Challenge 21 aim at eliminating all the material weaknesses identified relating to financial reports internal controls until 2017.

In progress

ECONOMIC
Commitments and goals	Performance	Justification
Obtain the remaining amount for compensation in GT assets arising from the renewal of concessions, pursuant to Act # 12,783/13	Partially attained

Eletrobras companies submitted Appraisal Reports of its RBSE (Basic Grid of Electric System) transmission and generation assets to Aneel. Indemnities referring to non-amortized transmission assets and/or not depreciated of Eletrobras were recognized by Aneel with accounting record totaling R$28.597 billion. Referring to generation assets, expected gains with obtainment of remaining indemnity amount sum up R$6.162 billion. It is worth mentioning there is a possibility of Aneel disallowance in relation to amounts pleaded, due to the agency’s power of inspection and autonomy.

Invest R$ 26 billion projects for the generation of electric power from clean sources	Partially attained

Eletrobras, between 2015 and December 2016, invested in own projects and interests in SPEs, R$9.96 billion in electric power generation from clean sources. Until 2019, Eletrobras and partners will invest R$12.9 billion in new projects or generation projects already contracted, from clean sources. It is worth mentioning the stoppage of works at Angra 3 nuclear plant with investments estimated at R$14.7 billion.

BUSINESS

Implement 3,180 km of transmission lines and an additional 9,140 MVA in power to the National Interconnected System

(SIN). Of this total, 15% of the lines and 54% of the power will be operated by the Eletrobras companies, and the remainder through SPE partnerships

	Attained	Between 2015 and December 2016, Eletrobras and its partners added to the National Interconnected System 3,494 km of transmission lines and 7,213 MVA in transformation capacity.
Develop a portfolio of projects related to the sale of energy efficiency services	In progress	Between 2015 and December 2016, Eletrobras entered into services agreement related to energy efficiency totaling R$350 thousand.
Implement a portfolio of contracted generation projects, equivalent to 22.6 GW	Partially attained

Eletrobras and its partners implemented from 2015 to December 2016, 7.21 GW of installed power or 42% of Brazilian electricity matrix. From 2017 to Dec/2019, Eletrobras and its partners will add 10.58 GW of installed capacity to the SIN, nearly 41.43% of Brazil’s growth (25.54 GW).

Implement a portfolio of contracted transmission projects, equivalent to 12,667 km of transmission lines	Partially attained

Between 2015 and December 2016, Eletrobras and its partners added 3.494 km of transmission lines to the National Interconnected System. From 2017 to December 2019, Eletrobras and its partners will add 11,222 km of transmission lines.

Prospect new business opportunities in generation: solar, gas and biomass	Attained

Eletrobras companies in the generation segment developed in 2016 and in 2017 are developing a comprehensive study for prospecting projects in different energy clean sources for the period ranging from 2016 to 2021. Prospecting occurred during the development of the Business and Management Master Plans (PDNG 15-19 and PDNG 17-21).

SOCIAL
Implement the mobility plan of Eletrobras companies	In progress

The implementation of the mobility plan has as its basic premise the qualitative and quantitative sizing of personnel planned to have occurred in 2016. These processes will be re-analyzed considering the company’s restructuring and the guidelines defined by the Executive Board, as well as the plan for voluntary dismissal and implementation of the Shared Service Center (CSC), foreseen in PDNG 2017-2021, which will interfere with the personnel.

ENVIRONMENTAL
Develop a study to evaluate the impact of climate change on the business of Eletrobras companies	In progress

Although the topic has great relevance to the company's management, in 2016 it was not possible to progress consistently in the project due to the difficulty found in delimiting a methodology that could adequately quantify the impacts of climate change on its business. Eletrobras maintains its interest in deepening the study and plans to finalize a pilot scope in 2017.

Progressively reduce the use of fossil fuels in road mobile sources	In progress	Among the performance goals established by the PDNG 2017-2021, the reduction in use of fossil fuels of the vehicle fleet was included, aiming to achieve 1% reduction in the five-year period.
Reduce 6.6% in mobile sources (Scope 1) and 3.6% in energy consumption (Scope 2)	Reviewed

In order to contribute to the national targets, a reevaluation to reduce greenhouse gas emissions was carried out and the new performance target of 1% in the five-year period was included in the PDNG 2017-2021.

RISKS AND OPPORTUNITIES

G4-2; G4-14, G4-45, G4-46, G4-47; G4-EC2; G4-SO3; G4-SO4

At Eletrobras companies, risk management is governed by a single policy and coordinated by the holding, ensuring a systemic view of the results and its standardization across all companies of the group. Based on the principle of caution, the main purpose of the process is to reduce the occurrence of events that could have a negative impact on its strategic goals, seeking to safeguard and create value and provide transparent information to the market and shareholders.

Having as methodological bases the COSO 2013 and ISO 31000:2009, the company’s risk integrated management model identifies and consolidates, in a matrix, the strategic, operational, financial, and compliance risks to which the companies are exposed to, for subsequent analysis, treatment, and monitoring through specific proprietary processes.

This process is conducted by the risk management departments and by the risk committees of each of the Eletrobras companies. Its general guidelines are set out by the Risk Committee of the holding, and the results are forwarded for analysis to the Executive Board and Board of Directors of Eletrobras by means of the Audit and Risk Committee.

The Board of Directors periodically resolves on strategic matters referring to risk management, such as the company’s level of appetite for risk, its tolerance ranges, the role of the Executive Board in managing risks, and the policy that should govern the whole process.

The Company reports the results of its analysis understood as most relevant in documents, such as the 20-F Form and the Reference Form of the Brazilian Securities Commission, available at its investor relations website.

MAIN RISKS ANALYZED

•         Compliance - the actions taken by Eletrobras to address issues relating to fraud, corruption, and unethical conduct are strongly sustained by its Compliance Program, which encompasses all Eletrobras companies, and count on the involvement of the holding company’s Executive Board and Board of Directors.  Since 2014, the Company has been implementing the guidelines of the Manual of Compliance with the Anticorruption Policy in all its subsidiaries. In order to strengthen the commitment with issues, such as fraud and corruption, since 2015 a series of actions has been set out to reinforce the culture of integrity at Eletrobras companies. In this sense, 93% of the governance members were informed about the anticorruption policies adopted by Eletrobras and around 4 thousand employees that work in Eletrobras companies (16% of the total) received training on the subject in 2016. Until February 2017, this percentage increased to 74%. In addition, the Company mapped in 2016, the main business partners exposed to the corruption risk and prioritized the implementation of integrity practices and protection with goods and services suppliers, representatives of Eletrobras companies, donees and joint ventures partners. Further details on the Company’s Integrity Program may be checked on page 33.

•         SPEs Management and Consortia (2016) - the business structuring by means of SPEs is a prevailing alternative for growth of Eletrobras companies. However, the companies of the group had not structured a uniform process for monitoring and managing these partnerships so far, especially for the holding to manage their consolidated information about financial, technical, and corporate issues, both in pre-operating  and operating stages. In this regard, in 2015, the Board of Directors approved the elaboration of  “Eletrobras Companies SPEs Manual”, which sets forth specific structures to treat and monitor these issues in the group’s companies. The Investment Committee of the Eletrobras System (CISE) was also restructured, responsible for analyzing the companies’ investment proposals. The Manual is currently being implemented.

•         Budget and Cash Flow - with Act # 12,783/13, the companies are now responsible only for the operation and maintenance of the generation assets under its concession, which has substantially reduced their revenue. To offset this loss, as provided for by the law, and in order to be compensated for the investments made in such assets, the companies have requested to ANEEL that these amounts be refunded. Certain group’s companies obtained favorable decision and they will receive indemnities as of July 2017, through collection of a charge over consumer’s bills during eight years. This will represent a relevant improvement in Eletrobras cash flows, however, the companies' expansion now mainly relies on the result of their interest in SPEs and significant reduction of its operating costs. In an attempt to reduce the exposure to cash flow risk for the companies that have difficulties to generate resources by themselves, the Business and Management Master Plan (PDNG) brings several actions to improve the finances of these companies in the short-term, including the sale of non-strategic assets, owned by the company or in partnerships, and reducing the PMSO. In order to support Eletrobras cash, the federal government injected approximately R$2.90 billion in 2016, by means of Future Capital Increase (AFACs).  To have access to the credit market has been essential so that Eletrobras may maintain current levels of investments and reach its long-term targets, without impairing its capacity of appropriately complying with all its obligations with creditors.

•         Licensing, Social and Environmental Management - the company’s risk reports now more frequently approach and with detail issues related to the companies’ environmental variables management, which are the measures and actions they foresee to avoid or minimize the impacts associated with their activities. Electric power generation and transmission companies must comply with specific environmental laws for them to operate. The indigenous issue has been standing out as one of the most striking issues and its recognition came from its inclusion in the second version of Eletrobras Companies Social Responsibility Policy, updated in 2016. In order to tackle this aspect of project environmental management risk , Eletrobras companies seek to develop actions in partnership with Indigenous National Foundation (Funai) - see more on page 112. In addition, the subsidiaries have been implementing environmental management systems encompassing tested and formalized rules and procedures, such as those required for treatment of waste and effluents.

•         Climate Change Risk – the company assesses whether companies may be impacted by risks deriving from climate change, foreseeing actions to readapt their operations, repair and mitigate damages, adhering to regulations established for the electric power sector.

Since 87% of energy production derives from hydroelectric power plants, the impacts from climate change on the water regime in the country may cause great financial losses to the company. Extreme events, such as droughts, floods and windfalls, can also affect the generation, transmission, and distribution of electricity. The subsidiaries monitor this issue through the Environment area of the holding company and through the working group GT3 - Climate Strategy, of the Environment Committee (SCMA), where information is made available for the elaboration of the Annual Greenhouse Gas Emissions Inventory (published since 2009).

Experiences on actions to control these emissions are shared at the GT3, and aspects related to the implementation of a methodology that allow a systematic calculation of all the risks associated with the climate change at Eletrobras companies are also discussed.

•         Operating Risks

Nuclear power generation: Eletrobras Eletronuclear periodically conducts clarification campaigns and yearly distributes approximately 40 thousand calendars to neighboring community households, along with instructions about how to act in emergency situations. The calendar also calls the attention for the sound system monthly test in locations nearby the plants, which takes place every day 10 of each month, at same hour.

The company also maintains work groups formally created (on-call duty) for emergency situations and Emergency Centers; it conducts simulations and training with its employees, it maintains 24-hour emergency calls, with team and emergency medical support procedure and in emergency situations, it has hospital-medical support from Marcílio Dias Navy Hospital to assist persons injured by radiation, according to agreement signed with Navy Health Executive Board.

Hydropower generation: the generation companies operating hydroelectric power plants have  Flood Control manuals for basins where they operate their main reservoirs, with operation guidelines in the event of floods and measures to be taken upon such occurrence. Yearly the Flood Prevention Annual Plan is reviewed and updated, document which is approved by the

National Water Regulatory Agency (ANA) and by Aneel. Referring to the safety at dams, the Itaipu hydroelectric power plant, for instance, is a global benchmark in terms of dam safety, devoting special attention to safety procedures, with over 2.4 thousand monitoring instruments installed, international audits conducted every four years, visual inspections and sounding periodically performed, as well as seismological monitoring.

SUSTAINABILITY VISION

G4-EU8

Increasingly, sustainability has been driving Eletrobras’ business strategy, which seeks at all times the balance between economic, financial, environmental and social aspects of its projects as way to prevent risks and promote the value creation and successful operations.

Signatory of the Global Compact since 2006, which mobilizes international business community to adopt essential and globally accepted values in the areas of human rights, labor relations, environment and anti-corruption, the Company has been lining up its performance based on the principles established by such initiative. The Sustainable Development Goals (SDGs) represent a global agenda adopted by member states of the United Nations, composed of 17 goals and 169 targets to be met until 2030. Such agenda foresees actions in areas such as poverty eradication, health, education, energy, water, amongst others.

In compliance with such global agenda, Eletrobras approved, in 2016, its Business and Management Master Plan – Challenge 21: Sustainable Excellence. The initial evaluation performed by the company showed that 277 actions, projects and programs of its companies correlate with at least one of the SDGs. In addition to the SDG 7 - Affordable and Clean Energy, Eletrobras' primary vocation, all SDGs were contemplated by actions, projects and programs, highlighting: SDG 3 - Good Health and Well-being; SDG 8 - Decent Work and Economic Growth and SDG 10 - Reduced Inequalities. For additional information on SDGs, access http://www.agenda2030.com.br/aagenda2030.php .

Subsequently, the Company’s objective is to prioritize the SDGs with greater capillarity to its strategic planning and in the next PDNG (2018-2022) define targets for all its subsidiaries.

The integration of Eletrobras and its companies in SDGs evidences the company’s commitment with sustainable development and reinforces the ties with civil society and governments, promoting the development and implementation of public policies.

SUSTAINABILITY MANAGEMENT
G4-36; G4-48

To ensure the connection of planning, strategy and sustainability, Eletrobras relies on the Sustainability Management Executive Committee, which is linked to the chief executive officer and reports to the Sustainability Committee.

This committee is responsible for internationally implementing recognized sustainable management processes, procedures and tools—and monitoring and assessing results—for preparing target and improvement plans for sustainable development.

The Committee is coordinated by the Superintendence of Strategy, Business Management and Sustainability, having among its duties:

•         providing support and interacting with Eletrobras Sustainability Committee;

•         disclosing and unfolding the guidelines established by Sustainability Committee;

•         structuring plans for improvement and proposing them to the Sustainability Committee based on the results of the ISE/Bovespa, DJSI, assurance process, and others; and

•         proposing to the Sustainability Committee the editorial model to be adopted in Eletrobras Companies Annual Report. The process of drawing up this report comprises the presentation of research on the issues listed by materiality study for Sustainability Committee’s analysis.

Clean and responsible energy
G4-EU8

Eletrobras’ commitment, present in its mission, vision and in its set of organizational values and in the transversality of its electric power programs is to bring energy and sustainable development for the country.

One of the major cornerstones to achieve such commitment is promoting the clean energy generation, environmentally less striking and socially responsible, generating value for stakeholders.

Therefore, Eletrobras invests in innovation, research and development, as a way to provide more competitiveness to businesses and mitigate the social and environmental impacts of its operations.

In partnership with universities, research centers and experts, Eletrobras encourages and takes part in studies on different issues deemed as critical for its business, as a way to mitigate its impact and ensure continued processes improvement: greenhouse gas emissions in hydroelectric power plants reservoirs and reduction of emissions deriving from thermal generation, amongst others.

In 2016, Eletrobras signed an agreement with Bolivian state-owned company (Ende) and Development Bank of Latin America (CAF), aiming at starting the studies necessary for eventual project development of a binational hydroelectric power plant on Madeira river.

Cepel

Eletrobras innovation management aims at promoting a favorable environment for creativity, experimentation and implementation of new ideas of the company’s interest.  In this regard, Eletrobras companies rely on the Electric Power Research Center (Cepel), considered the largest one in South hemisphere in its category. Its operations cover seven relevant areas:  energy optimization and environment; electric grids; systems automation; lines and stations; distribution technology; materials, alternative sources and energy efficiency; and laboratory infrastructure and experimental research.

Cepel conducts several experimental researches, including the solar and wind power reference center Sérgio de Salvo Brito (Cresesb), the efficient technologies application center (Cate) and the Efficient Solar House. With support of Ministry of Mines and Energy, Cepel is building a laboratory and research infrastructure for development and assessment of smart grids solutions.

Cepel has several projects concerned with maintenance of reliability and extension of useful life of equipment, generation, transmission and distribution systems, which are relevant to improve Eletrobras technical and economic performance. In monitoring and managing company asset, its systems (SOMA, DianE and IMA-DP) assist in the optimization of investments, maintenance and safety in operations.

One of the most relevant investments is the Ultra High Voltage Time Laboratory (External UHV Lab), which started operations in November  2016 with capacity to carry out experimental researches, developments and tests in configurations of transmission lines and related equipment, until voltage classes between ± 1000 KV CC and 1200 kV CA. The laboratory activities not only give support to Eletrobras companies, but also to electricity sector and manufacturers, acting in partnership with universities, domestic and international research centers.

Concurrently, Eletrobras plans a new laboratory to conduct tests in Ultra High Voltage under controlled conditions, the Sheltered UHV Lab. It is worth mentioning that characteristics of the National Interconnected System (SIN) raise the need of specialized, reference, laboratory infrastructure for experimental researches and tests in large-sized equipment, involving high and current voltages and other relevant sizes, essential factor to confer sustainability to SIN operation and development. In order to meet such demand, Cepel implemented the South Hemisphere’s largest set of electric laboratories.

Processes improvement

Operational Excellence is one of Eletrobras’ strategic cornerstones. In this regard, the Company has been investing in projects to reduce waste, increasing productivity gains and optimizing processes.

One of the actions developed is Eletrobras Processes Improvement Program, which aims at contributing to creating a culture of continued improvement at Eletrobras. Therefore, employee voluntarily may submit an improvement project for the program. Once concluded, participants are certified as improvement agents and are qualified to develop any improvement in their areas of expertise. In 2016, 11 projects were selected, and five of them were concluded and six are in progress. The implementation of a new cycle of the program is scheduled for  2017.

Investments in R&D of Eletrobras companies, totaled approximately R$ 534 million, as per table below.

Investments in research and development (R$)	2016
Management Technology	R$74,966,898.17
Distribution technologies	R$359,720,296.31
Innovation for sustainability	R$18,023,491.96
Renewable energy	R$5,916,380.44
Energy efficiency	R$16,185,521.09
Total	R$534,663,727.84

* These figures represent 58% of the company's Net Operating Revenue coverage.

INNOVATION HIGHLIGHTS

One of the outstanding projects in 2016, relating to Research and Development is the electric power generation by means of floating photovoltaic panels. The Company inaugurated a prototype in Balbina hydroelectric power plant reservoir, in Amazonas and then at the Sobradinho hydroelectric power plant in Bahia. The objective is to mix the production of two types of energy in order to bring greater efficiency in generation and transmission and solve potential bottlenecks in situations of low reservoir, caused by dry conditions – recurring condition, related to climate factors, which mainly The study is conducted by researchers of federal universities of the states of Amazonas and Pernambuco, monitored by federal government and will analyze several issues, from economic feasibility for large scale expansion to potential environmental impacts.

Another highlight in 2016 is the inauguration of Chapada do Piauí II wind farm, located in the Piaui state, in the municipalities of Marcolândia, Simões, Padre Marcos and Caldeirão Grande - with an installed capacity of 172.40 MW. The project conducted by Eletrobras Chesf and ContourGlobal, is composed of the wind farms Chapada do Piauí I and II, with installed capacity of 205 MW and 172.4 MW, respectively, sponsored by both organizations and Salus FIP; and Chapada do Piauí III, with 59.2 MW, from investment made by ContourGlobal. The wind farm, with potential to provide power to more than 1 million homes, is composed of 247 GE 1.85 MW and GE 1.7 MW turbines and created 1,500 thousand direct jobs and 3,000 indirect jobs during construction period.

Besides generating renewable energy to supply Brazilian market, the  Chapada do Piauí Wind Farm brings development for local economy, by hiring local workforce, through land regularization of small owners and generation of income via leasing of land. The wind farm also has been enabled the improvement of health, education and professional qualification programs in the project’s neighboring communities.

Another innovative event was the inauguration of substation Mirueira II, one of Brazil’s most modern substations, built with hybrid technology, which ensures higher compression of equipment, cost savings and maintenance easiness. The substation will reinforce supply to the metropolitan region of  Recife, especially Olinda, Rio Doce, Pau Amarelo, Santo Amaro and São Benedito. Approximately 450,000 inhabitants are estimated to benefit from such project.

In the Social and Environmental Performance chapters, know the details on the initiatives and results of the Company’s programs and management to continue generating value for sustainability.

VOLUNTARY COMMITMENTS

G4-15; G4-16

To reaffirm its commitment with the sustainable development of its companies, Eletrobras voluntarily participates in domestic and international initiatives which discuss social, environmental, economic and human rights issues in businesses. Amongst them, we point out:

•         Statement of Commitment for the Protection of Children and Adolescents Against Sexual Exploitation;

•         UN Global Compact;

•         Pro-Gender and Race Equality Program;

•         Women’s Empowerment Principles;

•         Sustainable Development Goals – SDGs;

•         Carbon Disclosure Program – CDP;

•         Mão Certa Program;

•         Environmental Agenda in Public Administration (A3P).

In this regard, Eletrobras also voluntarily participates in following organizations:

•         Climate Change Brazilian Forum (FBMC);

•         Brazilian Electricity Sector Environment Forum (Fmase);

•         Brazilian Nuclear Program Protection Commission (Copron);

•         Brazilian Business Council for Sustainable Development (Cebds);

•         Brazilian Association of Concessionaires (Abce);

•         Electric Power Trade Chamber (CCEE);

•         Brazilian Association of Thermoelectric Generators (Abraget);

•         Brazilian Association of Electric Power Distributors (Abradee);

•         Cier Brazilian Committee – Bracier;

•         Utilities Telecomunicatin Council America Latina - UTC-AL;

•         Brazilian Committee of Electric Power Production and Transmission - Cigré-Brasil;

•         Ethics Management Forum of State-Owned Companies;

•         Brazilian Committee of Dams (CBDB);

•         Brazilian Association of Electric Power Generation Companies (Abrage);

•         Brazilian Association of Electric Power Transmission Companies (Abrate);

•         Brazilian Association of Wind Power (ABEEólica);

•         World Energy Council;

•         National Management Forum of Ethics at State-Owned Companies;

•         CBCME - Brazilian Committee of World Energy Council;

•         EPC - Companies for Climate;

•         IHA - International Hydropower Association;

•         Global Compact Brazilian Network;

•         ABDAN - Brazilian Association for Development of Nuclear Activities;

•         ABEN - Brazilian Association of Nuclear Energy;

•         International Association for Volunteer Effort - IAVE (Brazilian representation);

•         Member of Leadership Group WEPs (Global Compact and UN Women);

•         Permanent Committee for gender issues of the Ministry of Mines and Energy and Related Companies;

•         Border Committee between Brazil, Paraguay and Argentina to fight against violence and women trafficking;

•         Ethos Institute of Companies and Social Responsibility;

•         Global Reporting Initiative - GRI Gold Community;

•         Brazilian Global Compact Committee;

•         World Water Council (WWC).

Operating

performance

The challenge is: originality

Decades of experience in hydraulic generation drive Eletrobras to improve and to seek new ways of doing. Inaugurated in 2016, the Jirau hydroelectric power plant, - in which Eletrobras holds a 40% stake, through its subsidiaries Eletrosul and Chesf - brings a major contribution to the Brazilian energy sector by opting to use bulb type turbines, developed to operate with low falls and high flows, taking advantage of the full potential of the Madeira River.

The plant features the world's most powerful bulb-type turbines and was built with an unprecedented amount of 50 turbines with water line operation - a concept that consists mainly in operation with no need of large reservoir and, consequently, decreases the environmental impacts. Bulb type turbines weren’t common in the Brazilian generating plants and training teams for installation, operation and maintenance of this type of generating units is an important addition to our expertise.

GENERATION

G4-EU1

INSTALLED CAPACITY

In 2016, Eletrobras reached an installed capacity of 46,856 MW in generation projects, representing 31% of the 150,338 MW installed in Brazil. Of the company’s total installed capacity, 69% are company projects, 14% are projects developed through Special Purpose Entities (SPEs), and 17% are jointly owned projects, including half of Itaipu Binacional’s capacity (7,000 MW, or 15% its total capacity).

The map below shows all Eletrobras plants that were operative in 2016:

Nearly 94% of the company’s installed capacity derives from low greenhouse gas (GHG) emission sources, making Eletrobras one of the largest companies in the world in the generation of clean and renewable energy, the largest provider of the Brazilian electricity matrix, and the second in the ranking of the cleanest and most renewable companies in the world. Eletrobras’ overall installed capacity in low greenhouse gas emission projects corresponds to 40% of the Brazilian capacity.

ELECTRIC POWER PRODUCTION

G4-EU2

In 2016, the Eletrobras companies, including SPEs, generated 170,917 GWh, up 2.9% when compared to 2015. The highlights were wind, hydro, and nuclear sources. Regarding the hydro source, the highlights were the record high production at the Itaipu hydroelectric power plant, which has set a new global benchmark, and the deployment of the Belo Monte hydroelectric power plant and of new generating units at the Jirau, Teles Pires, and Santo Antônio plants.

Generation from wind power sources rose over 100% year-over-year with the deployment of the Sento Sé III and Chapada do Piauí II wind farms, and the expansion of the Capão do Inglês, Galpões, and Hermenegildo III wind farms. Electric power production from oil and gas sources were significantly reduced after the decommissioning of Amazonas GT, and the reduction of generation by Eletronorte’s thermal power plants.

Electric power net production
(wholly-owned, co-owned, including Itaipu Binacional)
Primary source	Net generation (MWh) - 2016	Net generation 2016	Net generation (MWh) - 2015	Net generation 2015	Net generation (MWh) - 2014¹	Net generation 2014
Hydro	125,865	83.89%	126,129	83.11%	148,072	84.27%
Uranium	15,864	10.57%	14,808	9.76%	15,433	8.80%
Oil	2,113	1.41%	4,138	2.73%	6,039	3.40%
Coal	2,281	1.52%	2,212	1.46%	2,910	1.70%
Natural Gas	3,448	2.30%	4,170	2.75%	2,463	1.40%
Wind	462	0.31%	299	0.20%	788	0.40%
Solar	1	0%	0	0%	1	0%
Total	150,034	100%	151,757	100%	175,706	100%

¹ Figures have been restated from the 2015 report (G4-22).

Special Purpose Entities (SPEs)

Electric power net production
(Special Purpose Entities - SPEs)
Primary source	Net generation (MWh) - 2016	Net generation 2016	Net generation (MWh) - 2015	Net generation 2015
Hydro	17,961	86.01%	13,176	91.81%
Wind	2,921	13.99%	1,176	8.19%
Oil	0	0.00%	0	0.00%
Total	20,883	100%	14,352	100%

All plants (wholly-owned and SPEs)

Electric power net production
(wholly-owned, co-owned, including Itaipu Binacional and Special Purpose Entities - SPEs)
Primary source	Net generation (MWh) - 2016	Net generation 2016	Net generation (MWh) - 2015	Net generation 2015
Hydro	143,827	84.15%	139,305	83.86%
Uranium	15,864	9.28%	14,808	8.91%
Oil	2,113	1.24%	4,138	2.49%
Coal	2,281	1.33%	2,212	1.33%
Natural Gas	3,448	2.02%	4,170	2.51%
Wind	3,383	1.98%	1,475	0.89%
Oil	1	0.00%	0	0.00%
Total	170,917	100%	166,108	100%

AVERAGE AVAILABILITY BY SOURCE

G4-EU30

G4-EU11

PLANNED CAPACITY

G4-EU10

One of the key tools for planning the country’s expansion in energy is the Ten-Year Energy Expansion Plan (PDE), prepared by the Brazilian Energy Research Agency (EPE) and the Ministry of Mines and Energy (MME). The latest plan was published in 2015, the PDE 2024. Considering the installed capacity of the Eletrobras plants that are connected to the National Interconnected System (SIN), which includes those that the company has concession/authorization or those pending approval (whether wholly or jointly owned), compared to the evolution of the planned installed capacity, as contained in the PDE 2024, the following result is obtained:

EVOLUTION OF THE INSTALLED CAPACITY IN THE SIN Capacity of the Eletrobras System vs. Total Planned Capacity (2024 PDE)
		2016			2021			2024
SOURCE	Brazil - SIN	Eletrobras System	Share	Brazil - SIN	Eletrobras System	Share	Brazil - SIN	Eletrobras System	Share
	(MW)	(MW)	(%)	(MW)	(MW)	(%)	(MW)	(MW)	(%)
COAL	3,064	733	24	3,404	350	10	3,404	350	10
OIL	4,855	632	13	4,325	30	1	4,325	30	1
NUCLEAR	1,990	1,990	100	3,395	1,990	59	3,395	3,395	100
NATURAL GAS	11,486	1,123	10	17,619	1,091	6	21,219	1,091	5
HYDRO	92,152	40,828	44	103,549	46,045	44	109,972	46,045	42
BIOMASS + WIND + SHPP + SOLAR	28,714	1,046	4	41,005	1,948	5	56,445	1,948	3
PROCESS GAS	687	0	0	687	0	0	687	0	0
TOTAL	142,948	46,352	32	173,984	51,455	30	199,447	52,860	27

Notes

Includes the Brazilian half of Itaipu Binacional (7,000 MW).

For jointly owned plants, the installed capacity considered was proportional to the ownership interest held by the parties.

There is a difference between the installed capacity in nuclear power estimated for Brazil and for the Eletrobras System in 2021 because the Eletrobras estimate was made after the publication of the 2024 PDE, and considers the deployment of the Angra 3 plant, with 1,405 MW, after 2021.

The table considers the decommissioning of some thermal power plants planned by Eletrobras companies, according to the Monthly Operation Program (PMO) of January 2017, prepared by the Brazilian Electric System Operator (ONS).

Eletrobras companies do not have plants running on biomass. However, the 2024 PDE aggregates the amounts of the biomass, wind, solar, and small hydroelectric power plants sources.

Considering the installed capacity of the Eletrobras companies connected to the SIN plus those in Standalone Systems (504 MW, including 15 MW in natural gas and 489 MW in oil), the total generation installed capacity of the Eletrobras companies was 46,856 MW in 2016.

STRATEGIC EXPANSION IN GENERATION

Eletrobras holds concession and authorization for the construction of several electric power generation projects, including company projects and partnerships. The installed capacity of these projects, which will start operating in 2017, equals to 14,000 MW, of which approximately 8,100 MW is equivalent to Eletrobras' equity interest.

This expansion is being mostly made through hydropower sources, which correspond to nearly 77% of the installed capacity. The largest plant in implementation is the Belo Monte HPP, in which Eletrobras has 49.98% stake. This plant, which has already started operations, will add more than 9,000 MW to the electricity system from 2017.

In addition, the HPPs São Manoel (700 MW) and Sinop (408 MW) are expected to be deployed in the next few years. The installed capacity in wind power should add more than 1,200 MW. Also, the company is currently implementing a thermal power plant run on gas -Mauá 3 -, (591 MW), which will operate in combined cycle, generating power more efficiently and the nuclear power plant Angra 3 is expected to be deployed after 2020 (1,405 MW).

Seeking new business opportunities, Eletrobras companies participates in hydroelectric power plant studies and projects, directly or through partnerships, that amount to a generation installed capacity of 21,300 MW. Of all projects undergoing studies, nearly 10,700 MW are projects that are still pending bidding, but that have been included in the supply expansion of the 2024 Ten-Year Energy Expansion Plan (PDE 2024), prepared by the Brazilian Energy Research Agency (EPE) and the Ministry of Mines and Energy (MME), equivalent to 83% of the capacity of all hydroelectric power plants pending bidding in the Plan.

Generation expansion historical profile

For the past three years, the company’s installed capacity has been growing at an average of 1,290 MW per year, especially through SPEs.

*Considers Eletrobras’ proportionate interest in SPEs.

Trading in Itaipu

Eletrobras has become Itaipu’s Electric Power Trader, under Act # 10,438/2002. Using a quota regime, the company has allocated to concessionaires connected to the National Interconnected System (SIN) in the South, Southeast and Mid-West 67,460 GWh relating to contracted power, corresponding to revenue of nearly US$ 3.4 billion.

Under Decree 8,401/2015, the hydrological risks associated with Itaipu’s generation are taken by the distribution utilities in the proportion of the amount of electric power allocated to each one, in the Account for Resources from Time-of-Use Rates, the cost of which is passed through to the rates.

TRANSMISSION

TRANSMISSION LINES

Eletrobras’ transmission lines network totaled nearly 70,201 km in 2016. Of that amount, 6,545 km are wholly owned by Eletrobras, 57,027 km refer to corporate assets under O&M agreements, and 6,629 km correspond to its ownership interest in projects developed by Eletrobras companies through SPEs.

Considering only the basic network of the National Interconnected System (SIN), that is, voltages of 750, ±600, 525/500, 345, and 230 kV, the company is responsible for 63,387 km of transmission lines, or 47% of all transmission lines in Brazil in said voltages.

Eletrobras Companies	Transmission lines 2016 (km)
	Wholly-owned (a)	Corporate assets under O&M agreements (b)	SPEs – Eletrobras ownership interest (c)	Total (a+b+c)	Leveraged by Eletrobras (d)	Total - Leveraged (a+b+d)
Eletronorte	1,767	10,011	2,072	13,849	4,219	15,996
Chesf	1,346	18,967	1,653	21,966	3,075	23,388
Furnas	1,464	18,623	1,817	21,904	4,250	24,337
Eletrosul	1,565	9,426	1,088	12,079	1,741	12,733
Amazonas GT	403	-	-	403	-	403
Total - Eletrobras	6,545	57,027	6,629	70,201	13,285	76,857

(c) Considers only Eletrobras’ proportionate interest in SPEs;

(d) Total - Leveraged means the total of km in lines of projects where Eletrobras holds an interest.

SUBSTATIONS

Eletrobras closed 2016 with transformation capacity of 218,922 MVA in its wholly-owned substations, and 17,020 MVA in SPEs, totaling 235,942 MVA.

Eletrobras Companies	Substations existing in 2016 – Transformation Capacity (MVA)
	Wholly-owned (a)	Corporate assets under O&M agreements (b)	Total (c)	SPEs – Eletrobras ownership interest (d)	Total (c+d)	Leveraged by Eletrobras (e)	Total - Leveraged (c+e)
Eletronorte	12,169	20,512	32,681	1,151	33,832	2,332	35,013
Chesf	10,527	43,700	54,227	8,788	63,015	13,868	68,095
Furnas	12,175	92,624	104,798	6,118	110,917	13,607	118,405
Eletrosul	4,438	21,413	25,851	962	26,813	2,351	28,202
Amazonas GT	1,365	-	1,365	-	1,365	-	1,365
Total - Eletrobras	40,673	178,249	218,922	17,020	235,942	32,158	251,080

QUALITY AND EFFICIENCY

G4-EU6

The transmission lines availability rate is calculated based on Network Proceedings. This rate considers all disconnections on Eletrobras companies’ transmission lines, including those that cannot be managed by the company, such as in expansions, or random or force majeure cases. The table below shows the Operational Availability rate of the Eletrobras companies, which represents the percentage of hours in one year that the lines remain available for the transmission system.

LOSSES

G4-EU12

The company recorded an increase of 0.2% in transmission technical losses compared to 2015. To calculate losses, the company uses a methodology based cases of power-flow. The current regulatory model in Brazil provides for the cost of losses to be split between consumers and generators, with no burden for the transmission company.

*G4-22: Data for 2015 have been corrected and are different from what was reported in the 2015 annual report.

EXPANSION

Strategic expansion in transmission

In 2016, transmission lines wholly-owned by the company and through partnerships rose by 1,766 km, out of which 1,561 km are lines above 230 kV. The Eletrobras companies invested in wholly-owned and partnership projects nearly R$ 14 billion in 2016. The highlights were the following:

•         Expansion of transmission systems in the South, adding 1,952 km of 230 kV and 500 kV transmission lines, and eight new substations and expansion in other substations, in an estimated investment of R$ 3 billion by Eletrosul.

•         First circuit of the Belo Monte Plant Interconnection, with a 4,000 MW transmission capacity, which will bring electric power from Pará to Minas Gerais through a 2,092 km line,  in an investment of R$ 4.5 billion.

•         Manaus-Boa Vista interconnection, an R$ 1 billion investment in a 715 km transmission line to be implemented with the participation of Eletronorte.

•         Brazil-Uruguay interconnection, deployed in 2016, is the first large scale connection between the two countries and includes a new substation in Candiota, and a 63 km transmission on the Brazilian side. This Interconnection has capacity to transmit 500 MW in both ways.

  Completion of the 987 km Jauru-Porto Velho transmission line, in the states of Mato Grosso and Rondônia, and expansion of associated substations by Eletronorte, which has invested R$ 923 million in the project.
  Luiz Gonzaga-Garanhuns-Pau Ferro transmission line, in 799 km covering the states of Alagoas, Pernambuco, and Paraíba. This project, carried out by SPE Interligação Elétrica Garanhuns (49% Chesf and 51% CTEEP), was energized in October 2016, and investment corresponded to R$ 942 million.

Regarding substations, Eletrobras’ transformation capacity rose by 1,959 MVA, out of which 1,875 MVA correspond to wholly-owned substations, and 85 to SPEs. The total transformation capacity of the projects where Eletrobras holds an interest added 2,041 MVA in Brazil.

Transmission expansion historical profile

Eletrobras has been expanding its operations at an average of 2,804 km per year of transmission lines for the past five years, especially through SPEs, showing the company is committed to its strategic guidance of being an important player in the transmission sector, keeping its leading position.

*Considers Eletrobras’ proportionate interest in SPEs

DISTRIBUTION

Eletrobras’ electric power distribution companies located in Acre, Alagoas, Amazonas, Rondônia, Roraima, and Piauí operate in the North and Northeast and serve over 7 million consumers. In December 2016, these companies used a low-, medium-, and high-voltage distribution network extending for 478,768 km and a total of 555 substations, spanning across 700 municipalities. As informed in the Strategy section, Eletrobras has sold its whole interest in distributor Celg-D, but the consolidated data regarding the distribution of energy still include the company.

OPERATION AND TRADING

Eletrobras’ distribution companies reported lower operating results in 2016 than in previous years, reflecting factors such as the economic slowdown, low GDP growth, the political crisis, and reduced funds from CDE, CCC, and RGR. As we have already mentioned in this publication, all distribution utilities will be sold by the end of this year. For now, they will continue to operate and maintain the distribution services in their locations up to when the transfer of their controlling stock is completed.

Nationwide consumption of electricity dropped 0.9% when compared to 2015, according to data by the Brazilian Energy Research Agency (EPE). In the same period, the Eletrobras distribution companies recorded a decrease of 2.45% in the captive market, supplying 29,010.6 GWh to 7,090,252 consumer units (considering Celg-D).

In 2016, 231,399 new units were added, an increase of 3.4% year-over-year, reaching 700 cities in the states of Amazonas, Acre, Alagoas, Piauí, Rondônia, Goiás, and in the city of Boa Vista. In order to achieve this performance, distributors invested R$1.13 billion. Distribution lines and networks gained 12,284 additional kilometers in 2016.

Electric power trading by distribution companies

Consumption class	Energy sold (MWh)
	2016	2015	(%)
Residential	11,525,285	11,527,085	-0.02%
Industrial	4,599,425	5,262,677	-12.60%
Commercial	6,027,120	6,253,194	-3.62%
Rural	2,180,302	2,076,915	4.98%
Government	1,863,806	1,888,990	-1.33%
Public lighting	1,480,825	1,443,519	2.58%
Utilities	1,028,885	1,021,913	0.68%
Company consumption	75,884	42,845	77.11%
TOTAL captive consumers	28,781,533	29,517,140	-2.49%
Supply	229,057	207,542	10.37%
TOTAL energy sold	29,010,590	29,724,682	-2.40%

Residential disconnections

G4-EU27

In order to reduce the power disconnection rate, the Eletrobras distribution companies contact customers directly to investigate the causes of their debts and attempt settlement.

The table below shows a comparison between the number of consumer units and the time it takes for reconnection, in the period between disconnection and payment of overdue bills, for the past four years.

Number of consumer units vs. Length of time between payment of installment plan and reconnection
	2016	2015	2014	2013
Under 24 hours	35,260	14,879	8,063	19,324
Between 24 and 48 hours	23,924	8,153	5,045	5,281
Between 49 and 72 hours	11,679	4,955	1,880	1,496
Over 7 days	13,547	9,684	1,707	4,029
Total	84,410	37,671	16,695	30,130

                * Figures in this table do not include Celg-D.

QUALITY AND EFFICIENCY

G4-EU28

Quality of distribution services is monitored by changes in the DEC ratio (Equivalent Outage Duration per Consumer Unit), which measures how many hours a consumer unit experienced power outage; and the FEC ratio (Equivalent Outage Frequency per Consumer Unit), which indicates how many times, on average, there was a disruption in the supply of energy to consumers.

In 2016, the Eletrobras distribution companies recorded a positive variation, according to the graph below:

*Years 2014, 2015 and 2016 were consolidated with Celg-D figures; the company is not consolidated in other years.

ELECTRIC POWER LOSSES

G4-EU12

Losses in the distribution of electric power are measured by the difference between the power injected in the distributor’s network and the total power supplied. Losses can be either technical, that is, losses in distribution inherent to the transportation process, voltage transformation, and metering of energy in the utility company’s network; or non-technical, that is, electricity theft or fraud, metering errors, billing errors, and unmetered consumer units.

In 2016, Eletrobras’ distributors recorded an increase of 1.52 p.p. in losses year-over-year.

As for delinquency, in the period covered by the report, there was a 1.5 p. p. reduction in relation to the previous year

.

Distributors’ consolidation	Delinquency		Revenue		INAD
Class	2016 (R$ thousand)	2015 (R$ thousand)	2016 (R$ thousand)	2015 (R$ thousand)	2016	2015	Difference 2016 vs 2015 (p.p.)
Residential	486,223	463,270	4,374,676	3,886,623	11.1%	11.9%	12.6%
Industrial	98,070	79,889	1,128,779	1,065,896	8.7%	7.5%	5.9%
Commercial	180,856	165,939	2,464,242	2,215,667	7.3%	7.5%	11.2%
Rural	41,921	44,215	300,090	290,471	14.0%	15.2%	3.3%
City Government	96,866	70,111	301,247	250,108	32.2%	28.0%	20.4%
State Government	60,421	56,281	324,579	268,299	18.6%	21%	21%
Federal Government	20,822	10,405	180,807	154,843	11.5%	6.7%	16.8%
Utilities	58,197	191,273	288,800	241,356	20.2%	79.2%	19.7%
Public lighting	52,375	37,357	285,378	272,464	18.4%	13.7%	4.7%
Other	18,215	5,877	106,233	77,240	17.1%	7.6%	37.5%
TOTAL	1,113,965	1,124,618	9,754,831	8,722,966	11.4%	12.9%	-11.4%
CELG-D	587,891	612,265	7,936,130	7,998,524	7.4%	7.7%	-3.2%

SECTOR PROGRAMS

G4-EU7; G4EU23

Eletrobras supports important initiatives of the federal government on universal access to electric power, energy efficiency, sustainable development, and expansion of science and technology in the country. The following are the highlights among the programs the company participates in and/or manages:

NATIONAL PROGRAM FOR THE PRESERVATION OF ELECTRICITY – PROCEL

Procel is an initiative of the federal government to promote the efficient use of electric power and fight energy waste. Eletrobras is responsible for executing the activities, and for technical and financial support, under the coordination of the Ministry of Mines and Energy. The results of this program, in addition to promoting the technological development of pieces of equipment that consume electricity, have enabled the postponing of investments in the energy sector and the reduction in equivalent carbon emissions (CO2 eq), thus mitigating environmental impacts.

Procel operates nationwide, and promotes energy-efficiency programs in different sectors of the economy, in connection with education, information dissemination, buildings, environmental sanitation, municipal energy management, public lighting, and industry, in addition to the Procel Seal, helping the country save energy and generating benefits for the whole society.

The benefits for the society include both the saving of energy, and the investments postponed in the expansion of the electric power sector. In 2016, Procel contributed, mostly through the Procel seal, to savings of 14 million megawatt-hour (MWh), equivalent to the annual consumption of 7.21 million homes, and preventing the emission of 1.14 million CO2 equivalent.

One of Procel Seal’s programs helps consumers identify the most efficient pieces of equipment and home appliances in the market, and is managed by Eletrobras with the support of Inmetro. With this initiative, Procel promotes the technological development and improvement of manufacturers, and helps in the qualification of labs and research centers. Supported by the program, manufacturers are also encouraged to comply with maximum energy consumption rates for devices, under the Energy Efficiency Act # 10,295/2001, and receive subsidies for the preparation of technical energy efficiency standards. Eletrobras Cepel plays an important role in this project.

Procel Education

This project contributes to building a knowledge base in energy efficiency and sustainability, by disseminating information and making educational resources available to the country’s formal educational system, encouraging citizens to develop skills, competences, and attitudes towards the efficient use of energy.

Through Procel in Schools, Procel Education seeks to expand education for the country’s sustainability. The “Energy that Transforms” and “Nature of the Landscape” methodologies have been developed and made available, with resources that support teachers and students in approaching the energy, energy efficiency, and sustainable development themes in the classroom. The implementation actions of Procel in Schools are carried out through the Energy Efficiency Program (PEE), regulated by Aneel, and executed by the electric power distribution utilities in a partnership with state and city government education departments.

In the professional education front, Eletrobras and Procel have been investing in creating a network of energy efficiency labs and research centers. 44 educational and research labs and 3 excellence centers have already been created, focusing on creating and disseminating advanced energy efficiency educational tools, and on developing and monitoring energy optimization studies. The priority audience for this program are undergraduate and graduate students, and energy professionals.

The following are among the results recorded in 2016:

  1,774 schools, 5,678 teachers, and 257,696 students benefited from the educational projects executed by electric power distribution utilities through the Energy Efficiency Program (PEE).
  Two classes completed the Efficient Use and Conservation of Energy Program (Energe, distance learning), totaling 240 students from universities throughout the country.
  New module created for the Energe program: “Energy efficiency – context and current affairs,” covering fundamental concepts in energy efficiency.

Procel Info

The Brazilian Energy Efficiency Information Center (Procel Info) was created to systematically disseminate information on the efficient use of electric power. It gathers, generates, and disclose important information originating in Brazil or abroad relating to energy efficiency. Launched in 2006, the Procel Info website was developed by Eletrobras with resources from the Global Environment Facility, through the World Bank, and supported by the United Nations Development Programme (UNDP).

The key highlights of the website in 2016 are as follows:

  6,101 new user registrations, up 14.6% year-over-year, totaling 47,763 registered users.
  1.061 million page views, corresponding to a monthly average of over 88,000 views, and 828 tickets solved via e-mail and the Contact Us channel.

LUZ PARA TODOS

The purpose of the Luz Para Todos (LPT, Light For All Program) is to take, by 2018, electricity to the Brazilian rural population that does not have access to this public service. Resources for this program come from the federal government as subsidy—through the Energy Development Account (CDE)—and from credit facilities—through the Global Reversion Reserve (RGR) and Caixa Econômica Federal. State governments also invest in the program, as well as enabling agents.

By the end of 2016, these resources totaled R$ 23.21 billion, 73% of which refer to sector-specific resources managed by Eletrobras. Up to 2016, 84% of a total of R$ 16.90 billion had been released.

In 2016, a total of 73,641 connections were made, adding to a total of 3,331,727 since 2004, when the program began. 99.5% of the targets set for the year were met.

Through this program, Eletrobras executed 18 agreements related to special projects with enabling agents (based on ordinance 60/2009 of the Ministry of Mines and Energy), using CDE resources for R$ 7.61 million, between 2010 and 2012. The goal is to serve 377 consumer units located in extremely remote areas using renewable sources. Of that amount, by the end of 2016, 328 consumer units were connected, according to on-site inspections.

The table below shows the number of connections contracted and registered with the Project Management System of the Luz Para Todos Program (LPT), and special projects connections confirmed on-site by Eletrobras, by 2016, broken down by region:

A

Region	Number of connections by 12/31/2016
	Contracted between Enabling Agents(*) and Eletrobras	Registered with the LPT System + Confirmed on-site in Special Projects
North	672,861	576,015
Northeast	1,524,783	1,464,254
Mid-West	212,039	202,900
Southeast	429,048	424,748
South	184,783	185,293
Brazil	3,023,514	2,853,210

(*) Enabling Agents are power utilities, licensed distribution companies, and rural electrification cooperatives.

PROINFA

The goal of the Alternative Energy Source Incentive Program (Proinfa) is to leverage the diversification of the Brazilian energy matrix by increasing the share of projects based on wind, small hydroelectric power plants (SHP), and biomass sources.

Since 2004, Proinfa has contributed to diversify the country’s energy matrix by using local energy sources, and has helped create nearly 150,000 direct and indirect jobs in the whole country, enabling large industrial demands and the internalization of cutting-edge technology.

A total of 131 new projects, shared among 60 PCHs (1,159.24 MW), 52 wind farms (1,282.52 MW), and 19 biomass-fired thermal power plants (533.34 MW), have been added to the Brazilian energy matrix by Proinfa, amounting to an installed capacity of 2,975.10 MW. By 2016, Proinfa’s contribution to the system in terms of energy generated totaled approximately 79 million MWh.

Energy contracting ended on December 31, 2011.

In 2016, the program generated 9.4 million MWh, at a cost of R$ 3.65 billion.

Sources	Projects deployed in 2015 and 2016
	Projects	Power (MW)
SHP	60	533.34
Wind	52	1,282.52
Biomass	19	1,159.24
Other Sources	-
Total	131	2,975.10

Economic and

financial performance

The challenge is: overcoming

Eletrobras has been working to reverse the negative financial results of the last periods and registered a profit of R$ 3.426 billion in 2016, after four years of successive losses. The financial market has also reacted positively. Eletrobras’ common shares ranked second in a ranking made by consulting firm Economatica that listed the 16 stocks that rose over 100% in 2016. Eletrobras’ common shares rose 288% in the period, and its preferred shares also ranked ninth in the same ranking, with a 141% rise.

Financial discipline is one of the pillars of Eletrobras Business and Management Master Plan for the 2017-2020 period, focused on initiatives such as reduction in investments; privatization of distributors; sale of administrative real estate; sale of interests in Special Purpose Entities; tax optimization and corporate restructuring aiming at the use of tax credits.

RESULTS

OPERATING REVENUE

Gross operating revenue amounted to R$ 70,988 million in 2016, up 64.2% when compared to 2015, broken down as follows:

Net revenue totaled R$ 60,749 million, up 86.4% year-over-year. This increase was mainly due to the following:

Generation

Revenue from generation was down by 5.1%, mostly due to a decrease in the Difference Settlement Price (PLD), causing the sale of energy in the spot market to fall from R$ 1,812 million to R$ 1,242 million. Revenue from supply also dropped, by 18%, reaching R$ 2,946 million, due to the following:

•         A change in contracted terms for the supply of Northeast manufacturers by Eletrobras Chesf, under Act # 13,182/2015, which determined the extension of the concession of the Sobradinho hydroelectric power plant and applied an additional rate adjustment that remained in force only during the second half of 2015.

•         The de-verticalization of Eletrobras Distribuição Amazonas, because the electric power sold from generation assets, which used to be recognized as supply within Amazonas D, started being recognized in the supply account of Eletrobras Amazonas GT, with no effect in the consolidated profit or loss for 2016.

•         Billing of contracts with Albras and South 32 (former BHP Billiton) made by Eletronorte, whose contracts are influenced by the foreign exchange rate and the price of aluminum in the international market (LME).

Transmission

Revenue from transmission increased by nearly 500%. This result mainly reflects Ordinance 120 (April 20, 2016) of the Ministry of Mines and Energy, which determined the payment and compensation conditions relative to the Existing System’s Basic Network (RBSE), allowing for the recognition of this credit. This had a direct impact on revenue from transmission, and restated the transmission rate of return by R$ 28,601 million.

Distribution

The decrease of 0.8% in distribution is mainly due to the calculation of the constitution share, which was affected by over contracting, and the difference between the average price considered for the Regulated Contracting Market (ACR) on rates and the average price of energy purchase agreements in 2016. Eletrobras Celg-D, Amazonas Energia, and Distribuição Alagoas stand out in this scenario. The increase of 2.5% in revenue from supply was due to rate adjustments. Energy sold rose from 29.8 TWh to 30.4 TWh in 2016.

COSTS AND EXPENSES

Operating costs amounted to R$ 16,211 million in 2016, down 4.6%, and operating expenses totaled R$ 29.699, up 3.4%. Learn more about the key influences on these results on pages 99 and 100 of the Financial Statements, available at the Eletrobras website.

EQUITY INTEREST

Equity interest rose 486% in 2016, to R$ 3.114 million. The highlight was the recognition of RBSE by CTEEP, with an impact on Eletrobras’ equity accounting in the amount of R$ 1,603 million, partially offset by the derecognition deriving from investigation findings at SPE Belo Monte (R$ 91 million).

FINANCIAL RESULT

The net financial result went from a net expense of R$ 1,699 million in 2015 to a net expense of R$ 5,929 million in 2016. The key factors that contributed to this increase of 249% include the foreign exchange variation and net inflation adjustment—down 164%, from revenue of R$ 2,403 million in 2015 to an expense of R$ 1,600 million in 2016.

INCOME TAX AND SOCIAL SECURITY

The provision for income tax and social security went from an expense of R$ 710 million in 2015 to an expense of R$ 8,511 million in 2016, due to an increase in deferred tax, especially the effect of the recognition of the RBSE. The RBSE provision totaled R$ 9,724 million.

PROFIT OR LOSS
G4-9

Eletrobras recorded net profit attributed to controlling shareholders of R$ 3,426 million in 2016, up 124% versus a net loss of R$ 14,442 million in 2015. In managerial terms, the company closed 2016 with a net loss of R$ 522 million, versus net loss of R$ 705 million in 2015.

CONSOLIDATED	2016	2015
Net Operating Revenue	60,749	32,589
Energy purchased for resale	-11,264	-10,766
Use of the electricity grid	-1,805	-1,738
Fuel for electricity production	-760	-1,250
Construction	-2,382	-3,238
Gross income	44,538	15,597
Personnel, material, services, and other	-12,768	-11,842
Remuneration and reimbursement	-363	-349
Depreciation and amortization	-1,844	-1,843
Operating provisions/reversals	-14,724	-14,639
Operating result before equity interest	14,839	-13,076
Equity interest	3,114	531
Profit or loss before financial result	17,953	-12,545
Income from interest and financial investments	2,241	2,251
Inflation adjustment, net	-1,600	2,403
Exchange variation, net	138	33
Debt charges	-6,376	-6,340
Charges on shareholders’ funds	-201	-41
Compensation referring to Act 12,783/2013	0	115
Other financial results	-131	-120
Profit or loss before income tax and social security	12,024	-14,244
Income tax and social security	-8,511	-710
Net profit or loss for the period	3,513	-14,954
Minority interest	87	-512
Net profit or loss payable to controlling shareholders	3,426	-14,442
Note: the values in the table are in R$ million.

Learn more about the profit or loss per business segment on page 104 of the Financial Statements, available on the Eletrobras website.

VALUE-ADDED STATEMENT (DVA)
G4-EC1

In 2016, the value added to shareholders recorded a positive variation of R$ 3,513 million, up from a negative R$ 14,954 million in 2015 to a positive R$ 3,513 million in 2016.

The decrease of R$ 2,494 million in amounts to third parties is mainly due to the foreign exchange impact on debt denominated in foreign currency, referring to foreign exchange variations (a decrease of R$ 5,371 million).

The rise of R$ 7,166 million in taxes reflects the increase in income taxes caused by Ordinance 120/2016 of the Ministry of Mines and Energy, which determined the payment and compensation conditions relative to the RBSE, allowing for the recognition of this credit. This measure impacted the revenue from transmission, and the restatement account of the transmission rate of return by (R$ 28,601 million).

The increase of 9% in the personnel account—up from R$ 6,005 million to R$ 6,549 million—was influenced by the adjustment of the 2016 collective bargaining and by Eletronorte’s expenses referring to the end of the hazardous duty lawsuit (R$ 49 million) and the administrative agreement for uninterrupted alternating shifts (R$ 38 million).

EBITDA

Ebitda totaled R$ 19,797 million in 2016, up from negative Ebitda of R$ 10,702 million in 2015. The managerial Ebitda margin reached 12.8%, 2.4 p.p. year-over-year.

CONSOLIDATED DEBT
G4-9

Net debt totaled R$ 23,438 million in 2016 – increase of 37.6% over 2015. The Eletrobras holding chose not to access the capital market in Brazil or overseas in the year, and not contract debt locally or internationally. These decisions were mainly made based on the current interest rates paid by the government in fixed income securities, rising the cost of opportunity of creditors and making credit more expensive. Regarding Chesf, Eletronorte and Furnas subsidiaries, funds were raised with Caixa Econômica Federal through bank bills of credit (CCB) (learn more about this on page 109 of the Financial Statements, available here).

CAPITAL MARKETS

STOCK PERFORMANCE

In 2016, the Bovespa Index, the main indicator of the São Paulo Stock and Futures Exchange, rose 38.9%, and Eletrobras’ stock also recorded a significant rise. Common shares rose 296%, closing the year at R$ 22.81, and preferred shares rose 148%, closing at R$ 25.89.

At the NYSE, common share ADRs rose 404% year-over-year, closing at US$ 6.86, and preferred share ADRs rose 205% to US$ 7.88.

In Madrid, common shares in the Latibex program rose 419%, closing the year at €6.69, and preferred shares rose 221.85%, closing at €7.70.

Therefore, Eletrobras’ capital stock was R$ 31,305,3 million, represented by 1,352,634,100 shares— 1,087,050,297 common shares and 265,583,803 preferred shares—according to the graph below:

Environmental

performance

The challenge is: efficiency

Allied to the consumer when choosing an appliance, the Procel Seal indicates those that are more efficient and consume less energy. The result goes far beyond what is seen in the energy bills.

The Seal is the result of the National Program for The Preservation of Electricity (Procel), an initiative of the federal government implemented by Eletrobras, whose actions contribute to the knowledge about the efficient consumption of energy and to the development of habits to avoid waste, while reducing environmental impacts and collaborating for a more sustainable Brazil.

In 2016 alone, Procel contributed to savings of 14 million MWh, equivalent to the annual consumption of 7.21 million homes. Therefore, it has prevented the emission of 1.14 million  tCO2 equivalent.

MANAGEMENT SYSTEM

So that the Eletrobras companies can keep track of all environmental actions carried out, they rely on an environmental management system comprised by three elements: Environmental Policy, Environment Committee (SCMA) and Corporate Sustainability Management Indicators System (IGS system).

The following Eletrobras operations are also ISO 14001 certified: Tucuruí HPP, Samuel HPP, Coaracy Nunes HPP and associated 138kv transmission lines, circuits I and II and substations Central and Santana - of Eletrobras Eletronorte; and substations Foz do Iguaçu and Ibiúnas - of Eletrobras Furnas; substation maintenance service of Paulo Afonso - of Eletrobras Chesf; Eletrobras Furnas thermoelectric power plants and Almirante Álvaro Alberto nuclear power plant (CNAAA) - of Eletrobras Eletronuclear . External audits are also carried out as required by State Act # 1,898/91.

WATER
G4-EN8; G4-22

The rational use of water resources is essential for the maintenance of the services provided to the energy market and for the development of the activities carried out by Eletrobras companies.

Since 2012 the electricity sector has faced challenges due to variability of precipitation events of some river basins that pose significant problems for hydroelectric generation. In 2016, the country felt the effects of El Niño with impacts in most of northeastern Brazil and some parts of the northern regions, such as the states of Pará and Tocantins, which had much-below-average precipitation, leaving the levels of the São Francisco, Tocantins and Xingu rivers much lower than normal. Southern Brazil had much-above-historical average precipitation due to frequent and intense rains in several areas. The year 2016 ended with the influence of a weak La Niña without significant consequences to the country.

At the Eletrobras companies there are three hydroelectric power plants whose reservoirs are among the largest in the country: Sobradinho (in the São Francisco river), Furnas (in Rio Grande river) and Tucuruí (in the Tocantins river). The image below shows these reservoirs' usable storage capacity in the past five years of operation.

Source: Electric System National Operator (ONS).

The volumes are the result of the system operation carried out by the ONS, according to the flows occurred, considering the storage capacity of the reservoirs and the operational restrictions of the SIN. In the case of the Sobradinho HPP, the volume is also the result of the exceptional measures for flow reduction taken at the reservoirs in the basin of the São Francisco river, under authorization of the National Water Agency (Ana) and the Brazilian Institute for the Environment and Renewable Natural Resources (Ibama). In relation to 2016, the Tucuruí reservoir, different from previous years, did not reach the maximum volume at the end of the flood season (April). The volume of the reservoirs of Sobradinho and Furnas, meanwhile, was higher than in 2015.

In order to illustrate the situation of water availability, the following graphs present the natural flows at the Sobradinho, Furnas and Tucuruí HPPs, in 2015 and 2016, as well as the historical average of flows (1931 to 2016):

As seen in the graphs, in these three reservoirs, the flow in 2015 and 2016 remained below historical averages. Despite that, 2016 was not among the years with the least available water resources at Furnas. As for Sobradinho HPP, due to a streak of years with low inflow, Eletrobras Chesf has been working together with the authorities to define minimum effluents flow rates for the reservoir. The idea is to optimize operations, store water for power generation and other uses in the region, in order to ensure water security in the São Francisco river basin.

As for the other projects, Itaipu HPP (in the Paraná River) stands out with one of the largest flow rates in history in 2016 and reported record-breaking power generation in one year.

Theme Monitoring

In order to monitor the theme 'water', the company relies on its working group on water resources and hydroelectric potential of Eletrobras companies (GTRH-EE), which since 2005 has been responsible for addressing issues related to water resources that impact its performance and bottom line.

GTRH-EE has been monitoring this theme and prepared a report on the available historical river flow records provided by the Brazilian electricity sector (1931-2016), of all fully-owned Eletrobras projects to assess the behavior of hydro basins in recent years.

Considering the relevance of the natural water resource for their businesses, Eletrobras participates in hydro basin committees, water councils, and technical chambers, in addition to participating in debates on the subject in technical forums. For that matter, in 2016, Eletrobras took the vice-chair role at the working group on water of the Brazilian Business Council for Sustainable Development (CEBDS).

Water Consumption

In 2016, 4,315,860.01 m³ of water were used for administrative purposes, including the volume used by the Eletrobras Furnas fish farm, and 7,322,602,03 m³ for thermal power generation, as shown in the table below. In the PDNG 2017-2021, Eletrobras has set the goal of reducing by 1.5%, by 2021, the administrative consumption of water supply network.

Volume of water used by Eletrobras companies (in m³)
ADMINISTRATIVE ACTIVITIES	Source	2016	2015[1]	2014
	Surface water	3,396,683.48	3,611,235.02	3,609,999.68
	Ground water	275,712.90	230,428.69	184,769.65
	Water Supply Network	643,463.63	598,452.43	579,773.41
THERMOELECTRIC POWER GENERATION	Surface water	5,061,349.32	20,531,665.54	35,879,025.70
	Ground water	3,574.20	193,229.30	207,900
	Water Supply Network	204	-	-
	Seawater	3,315,363,666.00	3,176,016,885.00	3,199,396,000.00

1 G4-22 - The volume of water withdrawn directly from surface sources, groundwater (wells, springs), and the water supply network from water utilities for use in administrative activities of 2015 have been adjusted by the companies in IGS System.

Note: The ground water consumption for Eletrobras Chesf and Amazonas GT for administrative activities and thermoelectric power generation is not accounted for.

The seawater used by Eletrobras Eletronuclear (around 3,315 million m³) for cooling the secondary system of Angra 1 and 2 nuclear power plants is fed completely back to the sea at Saco Piraquara de Fora with a slight increase in temperature.

In 2016, thermoelectric power generation reduced significantly the volume of water withdrawn from surface and ground water sources, around 65%, due to the deactivation of the Eletrobras Distribuição Amazonas thermal power plant.

The water used by the hydroelectric plants for generating energy is only diverted to power turbines and therefore does not add up to the total volume of water consumed shown in the table above. It is worth mentioning that operations are continuously monitored to ensure they meet the standards established by environmental legislation and do not affect aquatic ecosystems.

Likewise, all companies reported the total volume of water used in administrative activities based on information provided by the water/sewage services. All other uses of water have been reported according to the location of the administrative units and operations.

Financial Compensation

The Eletrobras companies pay financial compensation for the use of water resources at their HPPs as per federal legislation. The amounts paid by the companies are calculated based on how much power is generated each year. In 2016, the company recorded the lowest amount paid since 2012 - around BRL 460 million.

Such a drop, in the last five years, is mainly the result of the water crisis hitting Brazil, notably the northeast and southeast regions, causing Eletrobras Chesf and Eletrobras Furnas, which have most of their operations in those regions, to generate less hydro power and, as a consequence, pay lower financial compensation amounts.

ENERGY

G4-EN6; G4-EN7

In line with its commitment with environmental conservation and business sustainability, Eletrobras carries out actions aimed at power consumption mitigation and monitoring.

The direct consumption of energy from renewable sources (such as ethanol and biodiesel) and non-renewable energy sources (such as gasoline, coal, liquefied petroleum gas, diesel oil, fuel oil and aviation fuel) takes place in the operation of thermoelectric power plants and emergency diesel groups, as well as in the supply of the own fleet of vehicles. Indirect consumption refers to consumption by intermediary sources, i.e., energy consumed in the form of electricity.

In its PDNG 2017-2021, the company set the goal of reducing the consumption of fossil fuels in its own vehicle fleet and the consumption of electric energy by 1% until 2021.

Power Consumption

In 2016, the Eletrobras companies registered 101,763,662 GJ in energy consumption, of which 6,670,394 GJ in electricity and 95,093,268 GJ in direct energy. The figures represent a small increase of 6% in electricity consumption compared to the previous year, and a 21% saving in direct energy - the largest share of which comes from thermoelectric generation and emergency generator groups.

Among the internal actions aimed at reducing power consumption at Eletrobras offices, the following stand out: awareness campaigns, preference for video conferences (that helps to cut down on employee trips), monitoring of local goals. At Eletrobras Distribuição Acre, for instance, there is a sustainability and social and environmental responsibility (PRRS) project that consists of inspecting units at the end of the day to make sure any lights and equipment are turned off if not in use. The action helps to save energy and to create new habits among employees. Each company carries out the necessary actions to reduce energy consumption, in line with the company's goals.

Fuel indicators are managed by a special department that collects data on a monthly basis and tabulates that to calculate the total annual figures. An internal committee monitors electricity consumption and meets regularly to evaluate the outcomes reported by the department, and recommends improvement actions to further reduce the total energy consumption . The indicators follow the rules of PROCEL, set forth by Act # 9,991/2000 on energy efficiency.

For electricity consumption, the Integrated Energy Efficiency Committee of the Eletrobras System (Cieese) works to seek technological solutions for all subsidiaries, technical cooperation and excellence in energy efficiency business.

CLIMATE CHANGE
G4-EC2; G4-EN15; G4-EN16; G4-EN17; G4-EN18- G4-EN19; G4-EN21

Eletrobras is committed to transitioning its operations more and more towards a low-carbon economy. In 2012, the company made a public commitment to guide its operations with particular reference to climate change. That statement has been incorporated into the Eletrobras Companies' Environmental Policies.

In that regard, Eletrobras has been working towards identifying risks related to climate change and greenhouse gas emissions from the production processes and administrative activities of all subsidiaries with the adoption of measures to bring down those emissions. This task is carried out by a working group that prepares the necessary studies and prepares/adapts the impacts caused by climate change at the Eletrobras companies.

Ensuring the implementation of actions to manage greenhouse gas emissions, prioritizing renewable energy projects and promoting studies are some of the commitments undertaken by Eletrobras related to this theme, especially when we know that climate changes can impact the amount of water available in the country and, consequently, energy generation by hydroelectric power plants, and might require more intensive use of thermoelectric power plants, especially those powered by fossil fuels.

In this sense, Eletrobras has been seeking to understand and evaluate the risks and opportunities related to climate change - considered one of the great challenges of the 21st century. The main aspects covered are the following:

•         physical risks on the generation, transmission and distribution of electricity: changes in rainfall and wind patterns, extreme events and natural disasters - which have repercussions on socioeconomic activities.

•         regulatory risks related to the change of the legal framework of the country due to both international agreements and the emergence of new legislation that directly affects sectors or intensive activities, carbon emission and contribute to intensify global warming. In the first case, Brazil is a signatory to the Paris Agreement (COP 21/2015), and its NDC [1] is committed to reduce its greenhouse gas (GHG) emissions by 37% by 2025 and to reduce emissions by 43% % by 2030 (based on the values measured in 2005). In the second case, in the current global and national context, there is a strong trend towards adopting carbon pricing as an efficient and effective alternative to reduce GHG emissions.

•         financial risks are closely related to the previous two risks, and are translation of physical and regulatory impacts on financial parameters commonly used to attest the feasibility of projects and operation of projects, among others. Taxation of GHG emissions, for example, may have a major financial impact on the company’s operation that is intensive in fossil fuels use, and may even change its investment portfolio. In contrast, a company that invests heavily in low-GHG technologies will be little affected by this taxation, and may have financial gains in an environment that is restrictive of GHG emissions, whether through direct investments or carbon market transactions.

From a business perspective, in addition to risks, climate change also offers many opportunities for those technologies, activities and sectors that contribute to the reduction of GHG emissions. Clean and renewable energy companies will add more benefits by contributing to the reduction of GHG emissions. In this context, the management of risks and opportunities related to climate change at Eletrobras is based, therefore, on the constant identification and analysis of exposure to different threats, as well as on the adoption of strategies to maximize economic, social and environmental results, considering the trade-offs while keeping risks within pre-established and supervised limits. If, in the future, there is a taxation of CO2 emissions in the country's productive activities, with the result of the annual GHG emissions from its main thermoelectric power plants, Eletrobras, since 2013, has been evaluating the financial impact of this tax on the Cash flow of the projects sensitive to it. The initiative to adopt an internal carbon price placed Eletrobras as one of the benchmark companies in the Carbon Disclosure Project (CDP), in the Utilities category.

Emissions

The GHG Emissions Inventory of Eletrobras companies follows the IPCC (2006) methodology and the Greenhouse Gas Protocol - GHG Protocol guidelines (WRI, 2004). Each subsidiary accounts for 100% of the GHG emissions of the units they have operational control, thus not account for emissions from operations where they only hold corporate interest (SPEs). The necessary information to prepare the inventory is provided by the company representatives participating in the Working Group on Climate Change Strategy (GT 3) of the Eletrobras Companies Environmental Committee (SCMA).

The image below explains how the GHG inventory is prepared, its scope, general structure and sources recorded.

GHGs Inventory – Eletrobras Companies
Emission factors:
Electric Energy (MCTI)
Energetic content of fuels (National Energetic Balance - BEN 2015)
Scope 1
•Direct emissions of fixed sources (thermal pp)
•Mobile sources
•Fugitive emissions (SF₆, cooling gases)
• Sanitary effluents
•Other fixed sources: LPG, natural gas, diesel from generator groups and auxiliary boilers
Scope 2
•Emissions related to the amount of energy acquired from the grid
•Transmission losses
•Distribution losses
Scope 3
•Independent Power Producers
•Air trips
• Transport of non-energy products
• Fuel transportation
• Transportation of employees
Methodology:
GHG Protocol
IPCC (2006)
Operational Control Approach
Gases: CO_2 CH_4 N_2O SF_6 PFC HFC
GHG Emissions Calculations
Working Groups of Climate Strategy of Eletrobras Companies
Transmission losses data
Gathering and sending of quantitative data
Eletrobras Holding Transmission Director
Company 1
Company 2
Company 3
Company 'n'...

To calculate emissions from electricity consumption, transmission and distribution losses, the company employs the National Interconnected System (SIN) emission factors, which are calculated monthly and published by the Brazilian Ministry of Science, Technology and Innovation (MCTI).

CO2 emissions from bio-fuel consumption (biodiesel, ethanol added to gasoline, and alcohol fuel) are reported separately from the calculations in this inventory because emissions are reabsorbed during photosynthesis in sugarcane and soybean crops among other plants used in the production of these bio-fuels.

Thermoelectric power generation emissions from independent power producers (IPP), whose power is acquired by Eletrobras concessionaires and resold to the end consumers, are quantified under scope 3 and therefore recorded separately from Eletrobras' own thermoelectric generating plants, recorded under scope 1.

The total energy content of the consumed fuels is calculated based on the conversion factors provided by the Brazilian national energy balance (BEN).

GHG emissions from hydroelectric reservoirs that belong to Eletrobras companies are not considered because there is currently no international scientific consensus in regards the methodology to estimate such emissions and to determine emissions (or net emissions) from water bodies.

In addition to GHG emissions, sulfur oxides (SOx), nitrogen oxides (NOx) emissions and particulates are also estimated.

Results

In 2016, Eletrobras companies registered an decrease in Scope 1, due to the decrease of the energy generation in the Furnas, Chesf and Amazonas GT thermoelectric plants. With regard to Scope 2, although emissions from transmission losses fell by 26.7%, emissions from distribution losses increased by 106.47%. The growth was verified at Eletrobras Distribuição Amazonas and Distribuição Alagoas and is attributed to the expansion in data coverage.

Emissions of Greenhouse Gases - GHG
2016 (tCO2e)		2015 (tCO2e)%
Scope 1	6,954,216	8,413,795	-17.35%
Scope 2	2,109,075	1,839,372	14.66%
Scope 3	2,112,499	2,991,807	-29.39%
TOTAL (tCO2e)	11,175,791	13,244,974	-15.62%

Source: General Calculation GHG inventory base year 2015 and 2016, Table S5. Result by GHG Emission Source

NOTE: For more information, see the full table in the Eletrobras GHG Emissions Inventory, available on the company's website, on the Climate Strategy page.

In its PDNG 2017-2021, Eletrobras presents the goal of reducing emissions of greenhouse gases by 0.2% a year, by persevering in the effort to cooperate in fighting climate change on the planet.

The intensity of the GHG emissions of the Eletrobras companies is measured according to net generation of energy (MWh) and also to the Net Operating Revenue (ROL in R$) that in this case allows a uniform comparison between all generation, transmission and distribution companies. In 2016, the emission intensity for energy generated was 0.047 tCO2e / MWh, about 30% less than in 2015, which shows that the generation matrix of the Eletrobras companies was cleaner in terms of carbon emission.

Intensity of the GHG Emissions	2014	2015	2016
By Net Operating Revenue (tCO2/ROL)	0.29	0.23	0.16
By Net Generation (tCO2/MWh)	0.072	0.068	0.047

SOx and NOx Emissions

In 2016, SOx and NOx emissions from own TPPs totaled 27,436.60 tons and 11,712.00 tons respectively. The Particulate Matter (PM10) emission totaled 4,364 [3] tons, 46% less than in 2015.

NOTE: The numbers for 2015 are different from what was reported in the last annual report due to the non-consideration of Eletrobras Eletronuclear emissions for SOx and NOx in the GHG Emissions Inventory base year 2015, available for consultation at Eletrobras website. (G4-22)

As for the continuous monitoring of coal-fired power plants emissions, the company uses an extractive CEMS method based on NDIR absorption for SOx and NOx. Such emissions are calculated based on factors disclosed by the European Environment Agency. On the other hand, for the isokinetic particle sampling the company uses the following methods: for SOx, Cetesb L9, 228 and for NOx, Cetesb L9, 229.

Printed hard-copy monthly reports with validated air emission data, diagnosis of flaws and monitoring conclusions are sent out to Ibama, authenticated with the signature of the designated area in charge.  Isokinetic stack samples are taken monthly and subject to operational availability of each generating station in order to validate the continuous monitoring performed.

BIODIVERSITY

3 Value related to the emissions from the Candiota Thermoelectric Complex, of Eletrobras CGTEE, which uses coal to generate electricity.

Environmental issues are directly related to the nature of the Eletrobras operations, for that reason, managing and mitigating impacts on biodiversity are strategic guidelines that must be followed from the planning to operational phase of its businesses.

The Eletrobras companies carry out biodiversity recovery and protection actions aligned with the principles and guidelines of the company's environmental policies. The rational use of energy resources to help maintain a balanced relationship between environmental, engineering and socio-environmental aspects are a premise adopted throughout all project phases. In addition, the Eletrobras companies favor the maintenance of a systematic and continuous improvement process of management practices based on compliance with public policies and international agreements to which Brazil is a signatory.

The IGS System also allows monitoring the environmental performance of companies regarding the theme 'biodiversity'. In 2016, Eletrobras started through its working group on water resources and biodiversity of the environmental committee (SCMA) a study on risk exposure related to biodiversity, with the objective of identifying the dependencies/impacts of the business on this theme and vice-versa, as well as the opportunities presented by such an interaction, with the purpose of improving the management and performance of companies.

Also in 2016, through its role in the technical committee on biodiversity (CTBio) of the Brazilian Business Council for Sustainable Development (CEBDS), the company devised a critical analysis of biodiversity indicators, the CEBDS wrote a White Paper with all the information collected and submitted it to the GRI

WASTE

G4-EN23; G4-EN25

Data from the monitoring of effluents and waste generated by Eletrobras operations is also used by the IGS system, which can detect potential inconsistencies. In 2016, the companies disposed of 1,385,795 tons of waste, mostly in industrial landfills and for reuse; of the total waste disposed of in 2016, only 2,359 tons were included in Class I, deemed hazardous, most of it (1,383,436) generated by thermal power generation activities from Eletrobras Amazonas GT and CGTEE, destined for recovery.

Boiler ash is now classified as reusable waste, as when it is not sold to the cement industry, it is used to recover mine pits. As a consequence, reusable waste volumes increased as opposed to being disposed of in industrial landfills. Most ash is generated by coal-fired power plants located in Candiota (RS).

Radioactive waste generated by Eletrobras Eletronuclear is included into three categories:

Low level waste - materials used in the regular operation of the plant such as gloves, overshoes, protective clothing, equipment, etc. are collected and sorted. Some undergo decontamination and others are shredded and compressed to save space and are then stored in containers that shield radiation;

Medium level waste - such as filters, solidified liquid effluents and resins. They are packed in a solid cement matrix and kept in appropriate steel containers while radioactivity of these materials decay; and

High level waste - spent fuel elements that have been used in nuclear power plants to generate electrical energy. They are reprocessed so they can be reused in the future and stored in special pools inside the plant's secured buildings.

It is worth mentioning that all solid waste is treated by Eletrobras companies as per the current legislation and the Brazilian health regulatory agency (Anvisa) regulations. Waste classified as hazardous is collected and stored selectively at the generating sources, according to their main characteristic and sent out to companies specialized in transportation, treatment and disposal of (oil residues, batteries, solvents, expired chemical products, fluorescent lamps, packaging of contaminants and healthcare waste).

Total weight of waste transported by destination (in tons)
Destination	Total¹
	2016	2015	2014
City Waste Service	1,839.28	3,292.35	3,079.90
Industrial Landfill	15,699.51	1,028,934.17	1,049,531.34
On-Site Waste Storage	3,642.47	4,259.04	6,223.62
Co-Processing	1,272.55	589.71	331.80
Recycling	2,305.26	1,128.52	2,750.43
Reuse	1,360,022.01	391,582.75	383,397.09
Incineration	80.51	37.42	-
Healthcare Waste	331.22	1,616.31	2,172.56
Total	1,385,350.26	1,431,619.92²	1,446,467.52

¹ Data does not include all Eletrobras companies.

² Quantity adjusted by of Eletrobras Companies IGS System regarding what has been disclosed in the 2015 report (G4-22).

Solidary Selective Waste Collection Program

Pursuant to Act # 5,940/2006, Eletrobras carries out a selective waste collection of recyclable materials at the group's companies on behalf of associations and cooperatives, thus contributing towards the social inclusion of hundreds of waste-picking families. In 2016, the company destined more than 23 tons of recyclables.

PREVENTIVE MEASURES
G4-EU21

Due to the risks inherent to Eletrobras' business, every operation counts on a specific contingency plan that is continuously updated and includes social and environmental aspects related to natural disasters, spills, fire, information technology issues, workers strikes and company image crises, among others.

So all employees can implement those plans in an emergency, some Eletrobras companies invest in training and education, involving emergency brigades and employees who work in risk areas.

At Eletrobras Eletronuclear the employees undergo annual drills. At Eletrobras Chesf the hydroelectric power plants have basin flood control manuals that give instructions in case of flood events and the measures that must be taken should this happens.

The emergency plan, in turn, comprises different organizations such as Civil Defense, Military Police and the Fire Brigade. Drills are performed on a regular basis and certified by the competent authorities.

As for Eletrobras Furnas, Eletronorte and Eletrosul, they rely on the transmission line emergency response plans, based on analyzes that detected some sort of flaw - such as relief, access conditions, number of damaged towers, etc. In the case of a blackout, service must be reestablished in order of priority of the loads (what should get energized first), transmission and distribution lines re-closed by sector, and power plants synchronized.

In addition to the plans described earlier, all the employees who work in risk areas wear individual and collective protection equipment. Such actions abide by the rules and regulations of the Ministry of Labor and Employment (MTE), the Fire Department, Civil Defense and environmental entities.

As a way of raising awareness to the dangers of energized equipment, the companies carry out several communication actions such as putting up warning signs and posters.

The subsidiaries' contingency plans are not disclosed to the public on their respective sites, except for Eletrobras Eletronuclear.

BEST PRACTICES OF ELETROBRAS COMPANIES

Given the importance of developing distinguishing socio-environmental management actions that can benefit the region where project are implemented, since 2001 Eletrobras has been developing a Best Practices Project.

Until 2015 many of the environmental actions carried out by the company were to enforce the environmental legislation. The outcomes of the monitoring carried out by the holding company pointed out, however, to a shift in the development of socio-environmental actions of the Eletrobras companies. There was an increase in voluntary actions carried out by the subsidiaries. That is an important indicator of the company's commitment to promoting environmentally sustainable development.

Such initiatives include social actions developed by the companies to meet the needs and demands of the surrounding communities as well as actions aimed at protecting and managing biodiversity.

In addition to communicating the impacts of the best practices in the development of mitigation and environmental compensation projects, Eletrobras incentivizes projects that can make a difference in the management of social and environmental issues in the companies, and that can bring benefits to the region in which the project was implemented.

Eletrobras companies have also been acting as knowledge production drivers by carrying out projects, diagnoses about biodiversity, archaeological heritage, traditional populations, among others, in their environmental impact studies. You can learn about some of the best practices on Eletrobras’ website.

Cultivando Água Boa Program  (Cultivating Good Water Program)As a result of the permanent community participation movement created in 2013, in which Itaipu Binacional, in addition to mitigating and correcting environmental liabilities, develops several socio-environmental actions related to the conservation of natural resources and biodiversity. The program also fosters the promotion of quality of life in the communities of the Paraná Watershed 3, which has more than 1 million inhabitants.

Promontar - Marine Turtle Monitoring Initiative

Created in 2013 by Eletrobras Eletronuclear to monitor the presence of sea turtles in the Angra 3 Plant influence area and to treat the animals eventually found debilitated, over 181 sea turtles have already been rescued on the beaches of the region. With the help of local residents and Ilha Grande State Park employees, the team identified, in 2015, spawning of the loggerhead turtle (Caretta caretta) species, an unprecedented event in Ilha Grande bay.

Social

performance

The challenge is: universalization

It has already been considered by the United Nations as one of the largest social programs in the world, promoting universal access to electricity, and an example to be followed by other nations. The Luz para Todos (Light For All) program - an initiative of the Ministry of Mines and Energy managed by Eletrobras - has already served around 15.9 million rural dwellers across the country. The initial target of reaching 10 million people was reached in May 2009.

More than figures and distances surpassed, the program big challenge is to change people’s lives. In addition to bringing energy, the program offers solutions for its use as a vector for social and economic development in low-income communities, contributing to poverty reduction and increasing family income. Access to energy makes easier to integrate with health services, education, water supply and sanitation, favoring the permanence of families in the countryside.

G4-10; G4-11, G4-12; G4-LA2; G4-LA3; G4-LA9; G4-LA10; G4-LA12; G4-LA13; G4-LA14; G4-HR4; G4-HR5; G4-HR6; G4-HR10; G4-HR11; G4-PR3; G4-PR5; G4-EN32; G4-EU24

EMPLOYEES

Eletrobras understands that its employees are essential to achieve the expected results. For that reason, it promotes several actions aimed at improving workplace conditions, professional development and work-life balance.

Such actions are guided by the Eletrobras people management policy that establishes the guidelines for optimal development, appreciation and retention of talents. The holding company is responsible for aligning those guidelines and seeking the best market practices.

The people management policies at Eletrobras include guidelines on acting in an integrated manner and monitoring people management, ensuring equal rights, opportunities and obligations, while respecting the specific characteristics of each region, tapping the synergies between employees and the Eletrobras companies.

In order to hear the voice of its employees regarding the actions developed by the people management area, Eletrobras performs an organizational climate survey every two years. The last edition was held in 2015 and the current management is expected to discuss the criteria for the upcoming survey.

WORKFORCE PROFILE

G4-9; G4-10; G4-LA12

Eletrobras has full-time and part-time employees and, due to its legal status as a government-controlled company, it holds public service entrance exams to select employees as required by the 1988 Federal Constitution.

It is also committed to promoting the federal government Special Secretariat for Women's Gender Equality Policy by adopting the Gender and Race Equality Program intended to curb violence and sexual harassment in the workplace. In order to curb potential non-compliances with its commitment to equality and the principles of its Code of Ethics and Conduct, Eletrobras promotes Gender and Race Committees in its companies, which are committed to promoting awareness and guidance on issues such as moral harassment, sexual harassment and other forms of discrimination based on sex/gender, race, religion or ideology.

Considering those premises, the Eletrobras staff at the end of 2016 comprised:

HEALTH AND SAFETY IN THE WORKPLACE

As for workplace health and safety management, Eletrobras focuses on anticipating, recognizing, evaluating and controlling hazards in the workplace and promoting employee health in accordance with current legislation and technical, legal and ethical recommendations made by government agencies and scientific entities.

The developed actions are in line with the workplace health and safety policy, which determines the continuous maintenance of good working conditions and employee well-being as per the Eletrobras companies’ sustainability policies.

CAREER AND PEOPLE DEVELOPMENT
G4-LA9; G4-LA10; G4-EU14

Corporate Education

The Eletrobras corporate education model is based on the integrated and cooperative performance of companies aligned with the company's strategic objectives in terms of integration, competitiveness, profitability and sustainability and the challenges arising from the Brazilian electric sector's regulatory, technological and structural environment.

The model is comprised by the Eletrobras System Corporate University (Unise) and the associated corporate education units, corresponding to each of the companies, and aims to develop employees' professional skills to boost the strategic reach of the Eletrobras companies.

Unise develops general skills, managerial skills and specific skills that are critical to the viability of the strategy, special business training, dissemination of the culture and values of the Group.

In order to make activities possible at the Eletrobras companies, in 2016, Unise focused its activities in the following:

• Use of centralized installations that help to reduce/eliminate travel and lodging costs while maintaining corporate integration. This way, whenever possible, educational actions are offered in: Rio de Janeiro, Brasilia, Recife and Florianópolis;

• Strengthening of the University by means of strong and recognized partnerships that can bring value to educational actions and keep quality standards in their offerings;

• Negotiating activities in a unified way, creating economies of scale and synergies;

• Providing online courses, inspired by the Integrity and Ethics course taken by around 4 thousand students at the close of 2016. The average time spent by employee in educational initiatives was 74.9 hours.

With regard to the management of skills and continuous learning of employees, Eletrobras companies also have programs focused on the development of general and specific competences - according to the needs of each function and the actions involve lectures, and training among others. Unise and the Individual Development Plan (PDI) are the company's two main resources in this regard.

And to employees who are in preparation for retirement, most Eletrobras companies have initiatives such as the Retirement Preparation Program (PPA) and the Reflection for Retirement Program (PRA), which aim to offer a reflection and planning for the retirement period. These programs deal with financial aspects, family relationships and private pension, among others, besides contemplating the transfer of knowledge to employees of the company.

Career Development

Since 2010 the Eletrobras companies' career and compensation plan (PCR) brings together the guidelines and policies on positions, careers, remuneration and performance. Based on skills and focused on results, the company aligns its people management policies and practices with strategic business drivers, aiming at enhancing the organizational performance.

An integral part of the PCR, the performance management system (SGD) defines the planning, monitoring and result evaluation processes (based on business and team goals aligned with the company and Eletrobras companies' strategies) and skills, thus helping to channel the employees' efforts towards the achievement of the objectives and outcomes that ensure profitability, sustainability, competitiveness and create value.

The evaluation results are useful for diagnosing the gaps in education/training that can be addressed to improve employees' skills. In addition to that, the SGD results integrate a series of people management actions (remuneration, career, internal selection and development).

In 2016, the Eletrobras holding company started a selection process looking for a specialized human resources consulting firm that can review skill mapping needs, adjust career plans, propose management succession mechanisms, improve performance evaluations and employee potential evaluation processes. The consulting works are expected to take place throughout 2017, at first at the holding company.

REMUNERATION AND BENEFITS

G4-LA2; G4-LA3; G4-LA13

Eletrobras’ pay policy considers the salary grid of each position, as defined in the career and remuneration plan (PCR), the collective agreement, and the variable pay in the form of a profit sharing plan (PLR), as agreed with the unions representing the workers. The guidelines defining pay are based on meritocracy and professional development, without distinction of gender, race or other features that could hinder access to a career path.

Wage Ratio and Remuneration of Women and Men
Company	Management level		University degree		Elementary/Secondary School
	Salary	Remuneration	Salary	Remuneration	Salary	Remuneration
Holding	0.90	0.94	0.97	0.93	1.12	1.27
Cepel	0.93	0.92	0.83	0.76	1.15	0.98
Acre	0.29	0.03	0.30	0.24	0.09	0.89
Furnas	1.02	0.99	0.88	0.78	0.98	0.62
Eletrosul	0.97	0.89	0.93	0.81	1.04	0.84
Eletronuclear	0.87	0.90	0.81	0.71	0.94	0.82
CGTEE	0.74	0.74	0.77	0.77	0.84	0.84
Eletronorte	0.81	0.78	0.84	0.72	0.98	0.84
Chesf	0.92	0.85	0.89	0.81	1.09	1.01
Itaipu	0.93	0.90	0.90	0.82	0.92	0.78
Rondônia	0.85	1.01	0.90	0.98	0.95	0.80
Amazonas	0.93	0.93	0.88	0.88	1.14	1.14
Roraima	1.16	1.05	0.97	0.92	1.09	1.19
Piauí	0.81	0.74	0.97	1.00	1.28	1.06
Alagoas	1.05	0.85	0.83	0.80	1.84	1.13
Amazonas GT	1.00	0.99	1.00	0.92	1.00	0.78

In addition, the company provides the following benefits:

Extended maternity leave up to 180 days and five-day paternity leave, health insurance (also for dependents of same-sex couples) and dental insurance, group life insurance, private pension fund, daycare allowance, variable remuneration, meal/food allowance, vacation bonus, long service pay, transportation benefits, personal leave for victims of domestic violence, personal leaves, bereavement leave, funeral allowance, educational aid grants, supplementary sick pay, pharmacy benefits/drugs coverage, language courses, and psychological and pedagogical assistance benefits for children.

In 2016, 540 employees took maternity/paternity leaves, 98% returned to work and, one year later, are still working in the company.

CUSTOMERS

CLEAR AND TRANSPARENT COMMUNICATION

G4-PR3; G4-EU24

The Eletrobras companies are known for the transparency and accessibility to information about their services. For that reason, the six distributors that serve more than four million customers adopted a standardized electricity bill template, which details consumption, tariffs, taxes, quality indicators, and brings other useful and important data. Eletrobras Distribuição Amazonas, for example, displays on its website information about the company's services and service channels.

The bill also features practical information and images about the safe use of electricity and any additional information that consumers must be aware of, such as risks, theft of electricity, low-income social tariff, etc.

Those aspects are also addressed by educational programs and the promotion of citizenship at the communities where the companies operate.

As a way to reach different stakeholders and ensure that safety information reaches all customers, Eletrobras distributors also invest in publications with safety tips on the use of electricity; visit educational institutions and participate in city and state events promoting lectures with topics such as conscious consumption of electricity, environment and power grid risk prevention.

Case Studies

Eletrobras Distribuição Rondônia published on its website an inclusive tool that can translate texts into Brazilian Sign Language (VLibras). It is a free open-source tool developed to improve access to information for Brazilians with hearing impairment.  In addition to adding the VLibras service access icon on its website, the concessionaire has been promoting digital inclusion through 'O Mundo da Luz' (or, a world of light) project, an online multimedia resource about the conscious use of electricity and safety measures that should be adopted. That material is also available in Brazilian Sign Language - Libras.

As for Eletrobras Distribuição Piauí, the company is redesigning its website that will be equipped with features for the visually impaired and is expected to launch in the first half of 2017.

Customers also count on other channels where they can get information such as service stations, toll-free number, company websites and profiles on Facebook and Twitter.

CUSTOMER SATISFACTION

G4-PR5

Since 2014 the holding company carries out a unified biennial survey for the G&T segments to assess the satisfaction level of its customers. The results of the companies' second integrated customer satisfaction survey taken in August 2016 show that the overall satisfaction and importance rate of the generation and transmission business customers, with a commercial focus, is 85.31% and 93.05% respectively.

The survey used the Customer Window Quadrant model as a method to measure the customer satisfaction of the generation and transmission clients based on their perceptions about the value attributes and by relating it to the importance attributed by the customer.

The Eletrobras distribution companies evaluate their customers’ satisfaction through surveys conducted by ANEEL (Brazilian Electricity Regulatory Agency), based on the ANEEL Customer Satisfaction Rate (IASC) survey, and also by ABRADEE (Brazilian Association of Electric Power Distribution Companies), based on the its Perceived Quality Satisfaction Rate (ISPQ) survey.

SUPPLY CHAIN

G4-12, G4-LA14; G4-HR1; G4-HR4; G4-HR5; G4-HR6; G4-HR10; G4-HR11; EN32

The Eletrobras companies work towards maintaining a close relationship with their suppliers, keeping track of their activities, keep up a continuous and transparent dialogue with them, in addition to sharing their ethical principles throughout he relationship cycle. In line with the sustainability policies that guide its businesses, based on internationally recognized management practices, the company believes that it can help its suppliers to comply with sustainability parameters which can improve their positive environmental and social impacts and mitigate negative ones. In that sense, the company required that its suppliers commit to a series of social and environmental goals:

The main suppliers of the Eletrobras companies are in the fields of technology, information technology, telecommunications, engineering, manufacturing, transportation, resale, equipment for electrical power generation, consulting in different areas, and cleaning and security services. Those  various-sized contractors -from micro-companies to large multinationals- come from across Brazil and abroad.

Eletrobras and its subsidiaries rely on a supply chain that involves around 58,700 companies. The contracts signed in 2016 with approximately 3,400 suppliers totaled R$ 8,7 billion.

To ensure that these commitments are successfully carried through, suppliers are continuously monitored throughout the duration of the contract and if any event is recorded, the company may start an administrative proceeding that can prevent suppliers from participating in public bids with Eletrobras, and the possibility of a formal complaint against the supplier to the Public Prosecutor's Office. Out of the 2,162 new pre-qualified suppliers, 27% were selected based on environmental criteria and all also on human rights and labor practices. With respect to the significant contracts for the company, 524 included clauses related to human rights - equivalent to 55% of the total.

To assist in the management process, Eletrobras' strategic supply logistics committee (Celse) analyzes good sustainable procurement practices and disseminates them in guidelines and standards (Eletrobras' sustainable bidding practices guide), on its website and at meetings with those suppliers.

Critical suppliers

At Eletrobras, critical suppliers are those with access to the organization's confidential information, due to their contracts, that impacts directly the quality of its services, the environment, employees' health and safety, and human rights, as well as information that represents high risk to the company's integrity.

In those cases, in addition to the requirements mentioned earlier and in compliance with the Integrity Program, the Eletrobras companies are mobilizing to adopt standard procedures with their critical suppliers, such as filling out a due diligence form, statement of integrity, in addition to carry out continuous monitoring of their activities.

In addition to that, Eletrobras determines in its contracts that suppliers must comply with the principles and standards of its anti-corruption program, whenever applicable, available online for consultation at <www.eletrobras.com>, section Suppliers.

To reduce the risk of noncompliance with the commitments to sustainability, integrity and ethics, as well as generate value to the relationship with its suppliers, Eletrobras, through its contracting oversight section, hold an annual meeting with suppliers - a joint-action with companies Cepel, Eletropar, Eletronuclear and Furnas.

The meeting with suppliers is a development action aimed at disseminating and exchanging information, and answer questions about the contracting and contract management processes at Eletrobras and its companies . The 2016 edition had the attendance of suppliers with active contracts, managers and contract inspectors from the Eletrobras companies in Rio de Janeiro, the covered the following topics:

- The new public bidding scenario and contracts - State-Owned Companies Act

- The anti-corruption program

- Dialogues with the environment - environment advocates talked about the importance of bringing relevant criteria into the purchasing process such as climate change and greenhouse gas emissions, waste generation and treatment, water, energy and fuel consumption and the preservation of biodiversity.

- Dialogues with social responsibility - the Eletrobras companies' gender and race committees in Rio de Janeiro raised questions about the difficulties women and black Brazilians face to climb up the corporate ladder, and some aspects of moral and sexual harassment.

LOCAL COMMUNITIES

G4-SO1; G4-SO2;

One of the objectives of the business and management master plan is to ensure that the Eletrobras System projects become drivers of sustainable development in surrounding communities, for example, based on the alignment of best practices that can promote sustainable operations.

From study through to operations, the Eletrobras projects can cause more or less impact depending on the region where they will be implemented. Local communities are often hit very hard by negative impacts. So to mitigate and offset those impacts, and based on the lessons learned from past operations, Eletrobras also seeks to update and renew its commitments already expressed in its environmental master plan and in its paper published in the early 1990's, “Processos de Interação do Setor Elétrico Brasileiro com a Sociedade”, about the interactions of the electricity sector with society.

In line with the UN Global Compact, which the company is a signatory, and aligned with its policies on sustainability, environment, social responsibility and communication, and engagement with stakeholders, Eletrobras seeks to promote ethical and transparent dialogues with the purpose of building engagement and qualifying relationships with the local communities in which it operates, by recognizing their culture, forms of social organization, and the representatives appointed by them.

As an example of such commitment, since 2015, guidelines on the relocation of populations affected by initiatives carried out by the electricity sector have been incorporated into the societal relationship and environmental communication guidelines of the company's environmental policy. Among other rules, the Eletrobras companies should track the evolution of the socioeconomic conditions of the relocating and the host communities, based on quantitative and qualitative evaluations at least during the period set forth in the environmental licenses.

Under a human rights perspective, the UN's sustainable development goals (SDGs) have been used as a reference for the preparation of other corporate policies such as of Eletrobras companies' social responsibility policies, updated in 2016, and guide the prioritization of projects that might receive the support of the company, always focused on bridging gaps and boosting the sustainable development of the local communities where Eletrobras operates.

That series internal guidelines has been incorporated by the legal commitments and obligations that the company must follow throughout the environmental licensing process. As for legislation, the most noteworthy are federal decree # 7,342/10 and interministerial ordinance # 340/12 about the socioeconomic assessment of the populations affected by the dams. Such socioeconomic assessment also tells apart vulnerable groups that can be impacted by the projects being developed and allows the company to come up with their help actions that are adequate to their needs, which should be listed in the environmental impact assessments and also in the preventative actions that the company might carry out or promote together with the appropriate authorities.

The environmental impact studies and the environmental licenses indicate the responsibilities and financial resources to carry out the socio-environmental actions that are defined during the preparation of the basic environmental plan, which is also submitted to the environmental agencies for analysis. As for the holding company, in charge of the environmental licensing of projects such as hydroelectric power plants and transmission lines, the engagement actions take place during the environmental impact and feasibility studies, and are usually based on specific social communication plan for each project or set of projects (in the same area being studied).

Social communication actions are implemented based on that plan, including the set-up of local offices, toll-free (0800) numbers, stakeholder mapping, creation and dissemination of communication materials such as folders, videos and radio broadcast, and meetings with the several social groups to hear their opinions, disseminate information and stimulate social interaction.  Media is monitored and opinion polls are also conducted to identify what those populations expect and to resolve any social conflicts that may arise.

At meetings with the local communities, the holding company publicizes its relationship channels such as the Ombudsman office and the contact us channel (Fale Conosco), and encourages the population to use them. Eletrobras also encourages the creation of local committees - spaces where the community and their appointed representatives can participate.

Case

One of the examples of relationship between Eletrobras and surrounding communities is the communication and social interaction work that has been developed since 2012 at the hydroelectric projects of São Luiz do Tapajós and Jatobá.

In 2016, the company updated its stakeholder mapping and diagnosis, produced printed and audiovisual material, visited community institutions, held 112 meetings attended by 870 local residents, non-governmental organizations, students and representatives appointed by the Vila Pimental community.

The actions also included the distribution of approximately 6,000 copies of the bimonthly newspaper "Voadeira" about the São Luiz do Tapajós HPP, and over 2,000 copies about Jatobá HPP with information on the progress of studies, and other materials such as booklets, DVDs, meeting minutes etc.

It is worth emphasizing that the environmental impact studies provide a diagnosis of the social aspects at the areas impacted by the projects and what those impacts are. That process involves the participation of local communities and their representatives through interviews and meetings. The results of those evaluations and the projected programs are presented at meetings to local communities and their representatives, and also at public meetings defined by the environmental agency.

TRADITIONAL POPULATIONS

In line with its commitments and policies, Eletrobras seeks to promote ethical and transparent dialogues with traditional populations, more frequently with indigenous peoples at the communities where operates, recognizing their culture, forms of social organization and the representatives appointed by them.

The Eletrobras companies' environmental committee addresses the indigenous people's rights issue at its indigenous community’s commission created in 2012. In 2016, the second editions of Eletrobras' corporate social responsibility policy emphasized that in the process of building engagement and qualifying relationships with stakeholders, companies should pay special attention to vulnerable groups such as traditional and indigenous communities.

Before applying for an environmental approval, the Eletrobras companies must comply with the interministerial ordinance # 60/2015, which determines the guidelines and criteria that environmental license applications submitted to Ibama (Brazilian Institute of Environment and Renewable Natural Resources) must follow, along with participation of agencies such as Funai (Brazil's National Indian Foundation), and Fundação Cultural Palmares. They must also comply with Article 231 of the Federal Constitution, with regard to the rights of the indigenous peoples involved in the licensing processes.

As for projects that started operating before the National Environmental System was created (SISNAMA Act # 6,938/1981), are required to assess the indigenous element during the licensing renewal process, under the coordination of Funai, in addition to adopting measures to mitigate potential impacts. As a rule of conduct, the Eletrobras companies comply with the legal requirements to repair any damages caused to the indigenous communities by the implementation of electrical power generation and transmission line projects, in addition to supporting cultural development projects at those communities.

Indigenous Community

Eletrobras gave continuity to projects at 10 Kayapó indigenous villages in the Xingu region in southern Pará, near to the Belo Monte plant. The time line to implement the West Kayapó support and assistance project that will help 1,500 indigenous people, in partnership with Funai and local organizations, has been pushed back to the end of 2017.

To give continuity to those actions, a consultant has been hired to assist with the technical cooperation project with the Inter-American Institute for Cooperation on Agriculture (IICA). Called, "Access and Use of Electric Energy as a Development Instrument for Communities in Brazilian Rural Areas", the project identifies socioeconomic potential that could lead to efficient and productive use of electricity at the Kayapó indigenous communities and the Menkragnoti and Baú indigenous lands.

The consult identified potential community initiatives that focus on improving the quality of life and the cultural development of the Kayapó community. One of the studies conducted, for example, is about the structure of the agro-forestry management of the babassu palm, Brazil nut, and tonka beans, and the production of local handicrafts.

The projects conducted at the indigenous villages have achieved the following: institutional strengthening of the entities representing the Kayapó community; promotion of sustainable economic activities such as the 273% volume increase in Brazil nuts collected by the Western Kayapó group; and appreciation of the local culture by creating language learning materials in Mebêngôkre.

In 2016, Eletrobras also signed the Eastern Kayapó Support Program, slated to take place during 18 months in 22 indigenous villages, helping 4,500 people. With this project, Eletrobras supports, in all, 32 Kayapó villages in the Xingu region, thus contributing to the development of sustainable income generation alternatives that protect territories and natural resources.

Eletrobras Eletronorte keeps programs in partnership with Funai in the Parakanã, São Marcos and Krikati indigenous lands, carrying out actions to develop indigenous communities and offset social and environmental impacts caused by the company projects.

In the Waimiri Atroari indigenous land, located in the area of influence of the Balbina HPP in operation since 1989, the company carries out health, education, protection and environmental programs, in addition to actions to support local production systems focusing on the sustainable development of the community. The Waimiri Atroari land comprises 2,585,611.96 hectares and is home to a population of 1,917 indigenous people living in 45 villages. In 2016, the program received R$ 6.6 million from Eletronorte destined for mitigation and environmental compensation actions, thus completing the corrective measures determined by the competent authorities.

SOCIAL AND ENVIRONMENTAL ENGAGEMENT AND DEVELOPMENT PROGRAMS

In addition to mitigating the social and environmental impacts caused in the areas where the company operates, Eletrobras is committed to the engagement and development of local communities. To that end, the company promotes actions aimed at educating the population on issues related to health, social responsibility and environmental responsibility. Below are the main programs that the Eletrobras companies developed in 2016.

Volunteer Program

In 2016, the holding developed further its volunteer program by recognizing the importance of this initiative to strengthen the organizational culture and its relationship with the community where it operates. For that matter, the company carried out 33 actions in partnership with institutions that help socially vulnerable groups, serving over 680 people. Internally, the company conducted six campaigns that engaged volunteers and employees in initiatives focused on the communities surrounding the company, which included blood drives, food collection drives, among others, for those impacted by natural disasters and people fighting cancer, among others.

Aedes Aegypti mosquito Campaign

The Eletrobras companies actively engaged in a country-wide campaign to combat the Aedes aegypti mosquito, which includes educational material about preventive measures published on social media and communication channels. Among the main actions carried out—based on the action plan prepared jointly with the health and quality of life areas of the company—are employee training, especially public-facing agents such as representatives of the power company, weekly visits to installations, identification and elimination of potential places where the mosquito lays its eggs, systematic distribution of information material and actions involving the population living around the Eletrobras companies.

CCP Sabores do Tomate – (CCP Tomato Flavors)

In Braganey - a municipality with six thousand inhabitants, featuring one of the largest tomato productions in the State of Paraná, - the Centro Comunitário de Produção  (Community Production Center) Sabores do Tomate has made possible since 2011, with the support of Eletrobras, a project so that the local community may produce food from tomatoes that are not accepted for sale because of minor defects or inadequate marketing standards. The fruit, which would be wasted, is transformed into products such as tomato syrup, tomato paste, snacks, candies, jellies, among others. In 2016, the production was expanded for bakery items.

CCP Sabores do Tomate is the only kitchen in the municipality to obtain the Sanitary Vigilance seal, enabling farmers’ families to access good manufacturing practices and care with sanitary standards, as well as income generation. Revenue in 2016 was around R$ 37,000.

GRI index

The challenge is: development

It is not possible to dissociate economic development and quality of life from energy consumption. In 2016, the National Interconnected System started receiving 2,599.6 MW from the Belo Monte hydroelectric dam, a power plant in which Eletrobras companies hold a 49.98% stake. When completed in 2019, it will be the largest 100% Brazilian power plant and the fourth largest in the world, with an installed capacity of 11,233.1 MW, capable of generating energy to serve 60 million people in 17 Brazilian states.

Social development is also a trademark of this plant, which in 2016 registered a 99% decrease in malaria cases in the five municipalities of its influence area in the last five years. The conquest in the Middle Xingu region of Pará is consequence of the implementation of the Malaria Control Action Plan, funded by Norte Energia, a consortium responsible for the project, and implemented by the Public Health agencies.

GRI Indicator		Page / Direct Answer	Global Compact	SDG
1. STRATEGY AND ANALYSIS
G4-1	Statement from the most senior decision-maker of the organization about the relevance of sustainability to the organization	Message from the management
G4-2	Description of key impacts, risks, and opportunities	Risks and opportunities		16
2. ORGANIZATIONAL PROFILE
G4-3	Name of the organization	Profile
G4-4	Primary brands, products, and services	Profile
G4-5	Location of the organization’s headquarters	Headquartered in Brasília – Distrito Federal: SCN Q 4 BL B – sala 203 - Asa Norte; and its main office is located in Rio de Janeiro: Av. Presidente Vargas, nº 409 – Centro.
G4-6	Number of countries where the organization operates	Profile
G4-7	Nature of ownership and legal form	Profile
G4-8	Markets served	Profile
G4-9	Scale of the organization	Profile, Economic and financial performance, Social performance
G4-10	Total number of employees	Social performance	6	8
G4-11	Percentage of total employees covered by collective bargaining agreements	All employees of the Eletrobras companies are covered by collective bargaining agreements. In addition to permanent employees, the Collective Bargaining Agreement also covers all own and amnesty / reinstated employees, who are assigned to government agencies.	3	8
G4-12	Describe the organization’s supply chain	Social performance
G4-13	Significant changes during the reporting period regarding the organization’s size, structure, ownership, or its supply chain	Profile		17
COMMITMENTS TO EXTERNAL INITIATIVES
G4-14	Report whether and how the precautionary approach or principle is addressed by the organization	Strategy and vision of the future		16
G4-15	List externally developed economic, environmental and social charters, principles, or other initiatives to which the organization subscribes or which it endorses	Strategy and vision of the future
G4-16

List memberships of associations (such as industry associations) and national or international advocacy: organizations in which the organization, holds a position on the governance body, participates in projects or committees, provides substantive funding beyond routine membership dues

Strategy and vision of the future
3. IDENTIFIED MATERIAL ASPECTS AND BOUNDARIES
G4-17	List all entities included in the organization’s consolidated financial statements

All companies: Cepel, Chesf, Furnas, CGTEE, Eletrosul, Eletronorte, Itaipu, Distribuição Acre, Distribuição Alagoas, Distribuição Piauí, Distribuição Rondônia, Distribuição Roraima, Distribuição Amazonas, Amazonas GT and Eletropar.

G4-18	Explain the process for defining the report content and the Aspect Boundaries	Materiality
G4-19	List all the material Aspects identified in the process for defining report content	Materiality
G4-20	For each material Aspect, report the Aspect Boundary within the organization	Materiality
G4-21	For each material Aspect, report the Aspect Boundary outside the organization	Materiality
G4-22	Report the effect of any restatements of information provided in previous reports, and the reasons for such restatements	There are restatements of information provided in previous reports, whose explanations are pointed out throughout the text.
G4-23	Report significant changes from previous reporting periods in the Scope and Aspect Boundaries	Materiality
4. STAKEHOLDER ENGAGEMENT
G4-24	List of stakeholder groups engaged by the organization	About this publication
G4-25	Report the basis for identification and selection of stakeholders with whom to engage	About this publication
G4-26	Report the organization’s approach to stakeholder engagement, including frequency of engagement	About this publication
G4-27	Report key topics and concerns that have been raised through stakeholder engagement, and how the organization has responded to those key topics and concerns	About this publication		10, 11
5. REPORT PROFILE
G4-28	Reporting period	About this publication
G4-29	Date of most recent previous report	2015
G4-30	Reporting cycle	Annual
G4-31	Contact point for questions regarding the report or its contents	sustentabilidade@eletrobras.com
G4-32	Report the ‘in accordance’ option the organization has chosen, GRI Content Index and External Assurance Report	About this publication
G4-33	Report the organization’s policy and current practice with regard to seeking external assurance for the report	About this publication
6. GOVERNANCE
GOVERNANCE STRUCTURE AND COMPOSITION
G4-34	Report the governance structure of the organization, including committees	Profile
G4-35	Report the process for delegating authority for economic, environmental and social topics from the Board of Directors to senior executives and other employees	Profile
G4-36

Report whether the organization has appointed an executive-level position or positions with responsibility for economic, environmental and social topics, and whether post holders report directly to the Board of Directors.

Profile
G4-37	Report processes for consultation between stakeholders and the Board of Directors on economic, environmental and social topics	Profile
G4-38	Report the composition of the Board of Directors	Profile
G4-39	Report whether a Board of Directors member is also an executive officer (and, if so, which one?)	Profile
G4-40	Report the nomination and selection processes for the Board of Directors and its committees	Profile
G4-41	Report processes for the Board to ensure conflicts of interest are avoided and managed. Report whether conflicts of interest are disclosed to stakeholders	Profile
G4-42

Report the Board’s and senior executives’ roles in the development, approval, and updating of the organization’s purpose, value or mission statements, strategies, policies, and goals related to economic, environmental and social impacts.

Profile
G4-43	Report the measures taken to develop and enhance the Board’s collective knowledge of economic, environmental and social topics	Profile
G4-44	Report the processes for evaluation of the Board of Directors’ performance and governance	Profile
G4-45

Report the Board of Directors’ role in the identification and management of economic, environmental and social impacts, risks, and opportunities. Report whether stakeholder consultation and materiality are taken to Board.

Strategy and vision of the future
G4-46	Report the Board of Directors’ role in reviewing the effectiveness of the organization’s risk management processes	Strategy and vision of the future
G4-47	Report the frequency of the Board’s review of impacts, risks, and opportunities.	Strategy and vision of the future
G4-48	Report the highest committee or position that formally reviews and approves the organization’s sustainability report and ensures that all material Aspects are covered	Strategy and vision of the future
G4-49	Report the process for communicating critical concerns to the Board	Profile
G4-50	Report the nature and total number of critical concerns that were communicated to the Board and the mechanism(s) used to address and resolve them.	Profile
G4-51	Report the remuneration policies for the Board of Directors and senior executives	Profile
G4-52	Report the process for determining remuneration Board of Directors and senior executives	Profile
G4-53	Report how stakeholders’ views are sought and taken into account regarding remuneration	Profile
G4-54	Report the ratio of the annual total compensation for the organization’s highest-paid individual in each country of significant operations to the median annual total compensation for all employees (excluding the highest-paid individual) in the same country	5.06. Permanent wage types, annual supplementary bonus, functional bonus and other additional items were considered.		10
G4-55	Report the ratio of percentage increase in annual total compensation for the organization’s highest-paid individual in each country of significant operations to the median percentage increase in annual total compensation for all employees (excluding the highest-paid individual) in the same country	0.80 - Permanent wage types, annual supplementary bonus, functional bonus and other additional items were considered.		10
7. ETHICS AND INTEGRITY
G4-56	Describe the organization’s values, principles, standards and norms of behavior such as codes of conduct and codes of ethics	Strategy and vision of the future	10	10
G4-57	Report the internal and external mechanisms for seeking advice on ethical and lawful behavior, and matters related to organizational integrity, such as helplines or advice lines	Profile	10	16
G4-58	Report the internal and external mechanisms for reporting concerns about unethical or unlawful behavior, and matters related to organizational integrity, such as escalation through line management, whistleblowing mechanisms or hotlines	Profile	10	16
Economic Performance

Aspect	Economic performance
EC1	Report the direct economic value generated and distributed	Economic and financial performance		1, 8, 17
EC2	Financial implications and other risks and opportunities for the organization’s activities due to climate change	Strategy and vision of the future, Environmental performance	7	13
ENVIRONMENTAL	Global Compact

Aspect	Energy
EN6	Reduction of energy consumption	Environmental performance	8, 9	7, 9, 11, 12, 13
EN7	Reductions in energy requirements of products and services	Environmental performance	8, 9	7, 9, 11, 12, 13
Aspect	Water
EN8	Total water withdrawal by source	Environmental performance	7, 8	12, 13
EN9	Report the total number of water sources significantly affected by withdrawal by type	Eletrobras companies do not significantly affect water sources by withdrawal.	8	6, 12, 13, 14
EN10	Percentage and total volume of water recycled and reused	Only Eletrosul and Eletronorte capture rainwater for internal use in service, cleaning, gardening and maintenance areas. Eletronuclear recycles and reuses water from the Steam Generator Purge Purification (GD). The total quantity is not counted.	8	6, 12, 13
Aspect	Emissions
EN15	Direct greenhouse gas (GHG) emissions	Environmental performance	7, 8	7, 12, 13
EN16	Energy indirect greenhouse gas (GHG) emissions	Environmental performance	7, 8	12, 13
EN17	Other indirect greenhouse gas (GHG) emissions	Environmental performance	7, 8	12, 13
EN18	Greenhouse gas (GHG) emissions intensity	Environmental performance	8	12, 13
EN19	Reduction of greenhouse gas (GHG) emissions	Environmental performance	8, 9	12, 13
EN21	NOX, SOX, and other significant air emissions	Environmental performance	7, 8	7, 12
Aspect	Effluents and Waste
EN23	Total weight of waste by type and disposal method	Environmental performance	8	6, 12
EN25	Weight of transported, imported, exported, or treated waste deemed hazardous under the terms of the Basel convention, annex I, II, III, and VIII, and percentage of transported waste shipped internationally	Environmental performance	8	12
Aspect	Compliance
EN29	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with environmental laws and regulations	Eletrobras CGTEE received, in 2016, four fines due to non-compliance with environmental laws, totaling R$ 97.8 million. The sanctions, however, are being challenged with Ibama and the amounts have not yet been paid.	8	12, 15, 16
Aspect	Supplier Environmental Assessment
EN32	Percentage of new suppliers that were screened using environmental criteria	Social performance	8	11, 12
Social: Labor practices and decent work

Aspect	Employment.
LA2	Benefits provided to full-time employees that are not provided to temporary or part-time employees, by significant locations of operation	Social performance		8, 10
LA3	Return to work and retention rates after parental leave, by gender	Social performance		5
Aspect	Occupational Health and Safety
LA5	Percentage of total workforce represented in formal joint management–worker health and safety committees that help monitor and advise on occupational health and safety programs	100% of the employees of the Eletrobras companies are represented by health and safety committees, except Eletrobras Distribuição Alagoas.		8
Aspect	Training and Education
LA9	Average hours of training per year per employee by gender, and by employee category	Social performance	6	5, 8
LA10	Programs for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings	Social performance		8
Aspect	Diversity and Equal Opportunity
LA12	Composition of governance bodies and breakdown of employees per employee category according to gender, age group, minority group membership, and other indicators of diversity	Social performance	6	5, 8
Aspect	Equal Remuneration for Women and Men
LA13	Ratio of basic salary and remuneration of women to men by employee category, by significant locations of operation	Social performance	6	5, 8
Aspect	Supplier Assessment for Labor Practices
LA14	Percentage of new suppliers that were screened using labor practices criteria	Social performance	4, 6	16
Social: HUMAN RIGHTS

Aspect	Investment
HR1	Total number and percentage of significant investment agreements and contracts that include human rights clauses or that underwent human rights screening	Social performance	2	5, 8, 10, 16, 17
HR2	Total hours of employee training on human rights policies or procedures concerning aspects of human rights that are relevant to operations, including the percentage of employees trained	Eletrobras companies offered a total of 11,043 hours in 2016, training 1,204 employees - equivalent to 5% of the total.	1	5, 8, 10, 16
Aspect	Non-discrimination
HR3	Total number of incidents of discrimination and corrective actions taken	In 2016, 5 cases of discrimination were received at Eletronorte, and only one was upheld, referring to inadequate clothing of an employee on the company premises. The occurrence was clarified and settled.	6	1, 3, 5, 8, 10, 16
Aspect	Freedom of Association and Collective Bargaining
HR4	Operations and suppliers identified in which the right to exercise freedom of association and collective bargaining may be violated or at significant risk, and measures taken to support these rights	Social performance	3	5, 8, 10, 11, 16, 17
Aspect	Child Labor
HR5	Operations and suppliers identified as having significant risk for incidents of child labor, and measures taken to contribute to the effective abolition of child labor	Social performance	5	1, 8, 10, 11, 16, 17
Aspect	Forced or Compulsory Labor
HR6	Operations and suppliers identified as having significant risk for incidents of forced or compulsory labor, and measures to contribute to the elimination of all forms of forced or compulsory labor	Social performance	4	1, 5, 8, 10, 11, 16, 17
Aspect	Security Practices
HR7	Percentage of security personnel trained in the organization’s human rights policies or procedures that are relevant to operations	Only Chesf and Itaipu have their own security personnel. Out the total 192 security personnel of these two companies, 37.5% received training on Human Rights in 2016. The other companies outsource this service and it is a prerequisite in the call to tender that the service providers provide training in Human Rights to their employees.	1	5, 8, 10, 16
Aspect	Indigenous Rights
HR8	Total number of incidents of violations involving rights of indigenous peoples and actions taken	There were no incidents of violations involving rights of indigenous and traditional peoples in the period covered by the report. Eletrobras companies develop socio-environmental compensation measures, which can be found on page 112.	1	1, 2, 3, 8, 10, 11, 12, 16
Aspect	Assessment
HR9	Total number and percentage of operations that have been subject to human rights reviews or impact assessments	The company does not have supplier assessment mechanisms on the Human Rights subject. However, Eletrobras companies require a series of socio-environmental commitments from their contracted suppliers, foreseen in the contract.	1	12, 16
Aspect	Supplier Human Rights Assessment
HR10	Percentage of new suppliers that were screened using human rights criteria	Social performance	1, 2	12, 16
HR11	Significant actual and potential negative human rights impacts in the supply chain and actions taken	Social performance	1, 2	5, 8, 10, 12, 16, 17
Aspect	Human Rights Grievance Mechanisms
HR12	Number of grievances about human rights impacts filed, addressed, and resolved through formal grievance mechanisms	In 2016, Eletrobras companies received 30 grievances about human rights, of which 24 were settled and nine were filed before the period covered by the report. The Ombudsman Office is responsible for receiving grievances and complaints, among other statements, and intends to detect, analyze, monitor and report possible risks to Eletrobras.	1	8, 12, 16
Social: Society

Aspect	Local communities
SO1	Percentage of operations with implemented local community engagement, impact assessments, and development programs	Social performance	1	1, 2, 3, 4, 11, 12
SO2	Operations with significant actual and potential negative impacts on local communities	Social performance	1
Aspect	Anti-corruption
SO3	Total number and percentage of operations assessed for risks related to corruption and the significant risks identified	Profile	10	16
SO4	Communication and training on anti-corruption policies and procedures	Strategy and vision of the future	10	16
SO5	Confirmed incidents of corruption and actions taken	Profile	10	16
Aspect	Anti-competitive Behavior
SO7	Total number of legal actions for anti-competitive behavior, anti-trust, and monopoly practices and their outcomes	No legal actions for anti-competitive behavior were filed at the Eletrobras companies.
Aspect	Compliance
SO8	Monetary value of significant fines and total number of non-monetary sanctions for non-compliance with laws and regulations	In 2016, Eletrobras CGTEE and Distribuição Rondônia received fines for non-compliance with laws and regulations in the total amount of R$ 5,7 million.		16
Social: Product Responsibility

Aspect	Product and Service Labeling
PR3	Type of product and service information required by the organization’s procedures for product and service information and labeling, and percentage of significant product and service categories subject to such information requirements	Social performance		12
PR5	Results of surveys measuring customer satisfaction	Social performance		11, 12
Aspect	Compliance
PR9	Monetary value of significant fines for non-compliance with laws and regulations concerning the provision and use of products and services	No significant fines were verified (above 1% of NOI).		16
Sector Supplement		Page / Direct Answer

Aspect	Organizational Profile
EU1	Installed capacity, broken down by primary energy source and by regulatory regime	Operating performance		7
EU2	Net energy output broken down by primary energy source and by regulatory regime	Operating performance
Aspect	Availability and Reliability
DMA (former EU6)	Management approach to ensure short and long-term electricity availability and reliability	Operating performance		7, 8
Aspect	Demand-Side Management
DMA (former EU7)	Demand-side management programs including residential, commercial, institutional and industrial programs	Operating performance		7, 8, 11
Aspect	Research and Development
DMA (former EU8)	Research and development activity and expenditure aimed at providing reliable electricity and promoting sustainable development	Strategy and vision of the future	9	9, 12
Aspect	Availability and Reliability
EU10	Planned capacity against projected electricity demand over the long term, broken down by energy source and regulatory regime	Operating performance		7
Aspect	System Efficiency
EU11	Average generation efficiency of thermal plants by energy source and by regulatory regime	Operating performance		7
EU12	Transmission and distribution losses as a percentage of total energy	Operating performance
Aspect	Employment
EU14	Programs and processes to ensure the availability of a skilled workforce	Social performance		12
Aspect	Disaster/Emergency Planning and Response
DMA (former EU21)	Contingency planning measures, disaster/emergency management plan and training programs, and recovery/restoration plans	Environmental performance		11
Aspect	Access
EU23	Programs, including those in partnership with government, to improve or maintain access to electricity and customer support services	Operating performance		7, 10, 11, 12
Aspect	Provision of Information
EU24	Practices to address language, cultural, low literacy and disability related barriers to accessing and safely using electricity and customer support services	Social performance		10, 11, 12
EU26	Percentage of population unserved in licensed distribution or service areas	The total percentage of the unserved population in areas where Eletrobras operates in 2016 was 1.10% - 0.10% in urban areas and 1% in rural areas. The data is constructed based on the total population of the localities.		12
EU27	Number of residential disconnections for non-payment, broken down by duration of disconnection and by regulatory regime	Operating performance
EU28	Power outage frequency in the year (FEC)	Operating performance		7
EU30	Average plant availability factor by energy source	Operating performance		7, 9

KPMG

KPMG Financial Risk & Actuarial Services Ltda.
Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A
04711-904 - São Paulo/SP - Brasil
Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil
Telefone +55 (11) 3940-1500, Fax +55 (11) 3940-1501
www.kpmg.com.br

# Limited assurance report issued by independent auditors

To the Board of Directors, Shareholders and Stakeholders
Centrais Elétricas Brasileiras S.A. - Eletrobras
Rio de Janeiro - RJ

**Introduction**
We have been engaged by Centrais Elétricas Brasileiras S.A - Eletrobras ("Eletrobras" or "Company") to apply limited assurance procedures on the sustainability information disclosed in Eletrobras's 2016 Annual Report, related to the year ended December 31st, 2016.

**Responsibilities of Eletrobras's Management**
The Management of Eletrobras is responsible for adequately preparing and presenting the sustainability information in the 2016 Annual Report in accordance with the Global Reporting Initiative (GRI) Annual Reporting Guidelines (GRI-G4), and the "Electric Utilities Sector Supplement", as well as the internal controls determined necessary to ensure this information is free from material misstatement, resulting from fraud or error.

**Independent auditors' responsibility**
Our responsibility is to express a conclusion about the information in the 2016 Annual Report based on a limited assurance engagement conducted in accordance with Technical Communication (TC) 07/2012, which was prepared based on NBC TO 3000 (Assurance Engagements Other Than Audits and Reviews), both issued by the Brazilian Federal Accounting Council - CFC and equivalent to international standard ISAE 3000, issued by the International Federation of Accountants and applicable to Non-Financial Historical Information. These standards require compliance with ethical requirements, including independence ones, and the engagement is also conducted to provide limited assurance that the information disclosed in the Eletrobras's 2016 Annual Report, taken as a whole, is free from material misstatement.

A limited assurance engagement conducted in accordance with NBC TO 3000 (ISAE 3000) consists mainly of questions and interviews with the Management of Eletrobras and other professionals of the Company involved in the preparation of the information disclosed in the 2016 Annual Report and use of analytical procedures to obtain evidence that enables us to reach a limited assurance conclusion about the sustainability information taken as a whole.

KPMG Financial Risk & Actuarial Services Ltda., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

*KPMG Financial Risk & Actuarial Services Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.*

1

A limited assurance engagement also requires additional procedures when the independent auditor acknowledges issues which may lead them to believe that the information disclosed in the 2016 Annual Report taken as a whole could present material misstatement. The selected procedures were based on our understanding of the issues related to the compilation, materiality and presentation of the information disclosed in the 2016 Annual Report, on other engagement circumstances and also on our considerations regarding areas and processes associated with material sustainability information disclosed where relevant misstatement could exist. The procedures consisted of:

(a) Engagement planning: considering the material aspects for Eletrobras's activities, the relevance of the information disclosed, the amount of quantitative and qualitative information and the operational systems and internal controls that served as a basis for preparation of the information in the Eletrobras's 2016 Annual Report. This analysis defined the indicators to be checked in details;

(b) Understanding and analysis of disclosed information related to material aspects management;

(c) Analysis of preparation processes of the 2016 Annual Report and its structure and content, based on the Principles for Defining Report Content and Quality of the Global Reporting Initiative - GRI (GRI-G4);

(d) Evaluation of non financial indicators selected:

- Understanding of the calculation methodology and procedures for the compilation of indicators through interviews with management responsible for data preparation;
- Application of analytical procedures regarding data and interviews for qualitative information and their correlation with indicators disclosed in the 2016 Annual Report;
- Analysis of evidence supporting the disclosed information;
- Visits to Eletrobras's offices for application of these procedures, and items (b) and (c);

(e) Analysis of whether the performance indicators omission and justification are reasonable to be accepted associated to aspects and topics defined as material in the materiality analysis of the Company;

(f) Comparison of financial indicators with the financial statements and/or accounting records.

We believe that the information, evidence and results we have obtained are sufficient and appropriate to provide a basis for our limited assurance conclusion.

**Scope and limitations**

The procedures applied to a limited assurance engagement are substantially less extensive than those applied to a reasonable assurance engagement. Therefore, we cannot provide assurance that we are aware of all the issues that would have been identified in a reasonable assurance engagement, which aims to issue an opinion. If we had conducted a reasonable assurance engagement, we may have identified other issues and possible misstatements within the information presented in the 2016 Annual Report.

KPMG Financial Risk & Actuarial Services Ltda., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

*KPMG Financial Risk & Actuarial Services Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.*

2

Nonfinancial data is subject to more inherent limitations than financial data, due to the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretation of the data's materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not examined data related to prior periods, evaluated the adequacy of the company´s policies, practices and sustainability performance, nor future projections.

**Conclusion**

Based on the procedures carried out, described earlier in this report, we have not identified any relevant information that leads us to believe that the information in Eletrobras's 2016 Annual Report is not fairly stated in all material aspects in accordance with the Global Reporting Initiative Guidelines - GRI (GRI- G4), and the "Electric Utilities Sector Supplement", as well as its source records and files.

São Paulo, June 23rd, 2017

KPMG Assessores Ltda.
CRC 2SP034262/O-4 F-SP

Eduardo V. Cipullo
Contador CRC 1SP135597/O-6

KPMG Financial Risk & Actuarial Services Ltda.

Ricardo Algis Zibas

KPMG Financial Risk & Actuarial Services Ltda., uma sociedade simples brasileira, de responsabilidade limitada, e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative ("KPMG International"), uma entidade suíça.

*KPMG Financial Risk & Actuarial Services Ltda., a Brazilian limited liability company and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative ("KPMG International"), a Swiss entity.*

3

Corporate

information

and credits

THE ENERGY OF OUR TEAM

General Coordination

Strategy, Business Management and Sustainability

Editorial Center

Communication and Institutional Relations of Eletrobras and Ricca

Sustainability Indicators Center and Assurance Report

Executive Committee on Sustainability of Eletrobras Companies

Management and Data Collection

IGS Relat System

Graphic Project, Translation, Layout, and Editing

Ricca

Photos

Eletrobras collection

Eletronorte collection

Eletrosul collection

Alexandre Marchetti

Betto Silva

Eletrobras Distribuição Piauí

Jorge Coelho

Nilton dos Santos

Oswaldo de Lima

Rafael Matsunaga

Solon Pereira

Independent Auditor (Limited Assurance)

KPMG

More information about the Report

Company website: www.eletrobras.com

or

email: sustentabilidade@eletrobras.com

"We thank all the professionals of the Eletrobras companies who provided the necessary information for the elaboration of the Annual Report 2016 and all stakeholders that participated in our research on the relevant topics and contributed substantially with this work."

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 14, 2017
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.